UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04034543

RECD S.E.C.
JUL - 1 2004
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Republic of Colombia	0000917142
Exact name of registrant as specified in charter	Registrant CIK number
Form 18-K (annual report for fiscal year ended December 31, 2003)	
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia on the 1st day of July, 2004.

By:
Alberto Carrasquilla Barrera
Minister of Finance and Public Credit

Exhibit C

Rep b lica de Colombia

Libertad y Orden

Ministerio de Hacienda y Cr dito P blico

Decreto N m ero 3787 de 2003

(Diciembre 26)

Por el cual se liquida el Presupuesto General de la Nacion para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos

EL PRESIDENTE DE LA REPUBLICA DE COLOMBIA

En ejercicio de las facultades constitucionales y legales en especial las que le confiere el art culo 67 del el Estatuto Organico del Presupuesto, y

C O N S I D E R A N D O:

Que el art culo 67 del Estatuto Organico del Presupuesto General de la Nacion faculta al Gobierno para dictar el Decreto de Liquidacion del Presupuesto General de la Nacion;

Que el citado art culo establece que el decreto se acompanara con un anexo que tendra el detalle del gasto para el ano fiscal respectivo;

Que el art culo 27 de la Ley 848 del 12 de noviembre de 2003 "Por la cual se decreta el presupuesto de rentas y recursos de capital y ley de apropiaciones para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2004" faculta al Gobierno Nacional para que en el decreto de liquidacion clasifique y defina los ingresos y gastos;

Que el art culo citado en el considerando anterior, dispone que en el evento en que la distribucion de los recursos del Fondo Nacional de Regal as contenidos en la Ley del Presupuesto, no fueren concordantes con el texto constitucional vigente en el momento en que se expida el decreto de liquidacion, estas partidas se ajustaran a las disposiciones constitucionales aplicables, y a las normas legales que las desarrollen, en especial a lo previsto en la Ley 141 de 1994 y en la Ley 756 de 2002, ajuste que se realizara en dicho decreto;

DECRETA

PRIMERA PARTE

PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTICULO 1o. F jense los computos del presupuesto de rentas y recursos de capital del Tesoro de la Nacion para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2004, en la suma de SETENTA Y SEIS BILLONES SEISCIENTOS CUARENTA Y SIETE MIL SEISCIENTOS DOS MILLONES DOSCIENTOS VEINTIUN MIL OCHOCIENTOS CINCUENTA PESOS MONEDA LEGAL ($76.647.602.221.850), segun el detalle del Presupuesto de Rentas y Recursos de Capital para el 2004, as :

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL		70,182,447,353,391
1.	INGRESOS CORRIENTES DE LA NACION	34,678,727,000,000
2.	RECURSOS DE CAPITAL DE LA NACION	32,514,174,227,828
5.	RENTAS PARAFISCALES	483,260,260,163
6.	FONDOS ESPECIALES	2,506,285,865,400
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS		6,465,154,868,459
020900	**AGENCIA COLOMBIANA DE COOPERACION INTERNACIONAL**	
	B- RECURSOS DE CAPITAL	50,000,000,000
032000	**INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)**	
	A- INGRESOS CORRIENTES	2,960,000,000
	B- RECURSOS DE CAPITAL	2,278,395,672
032400	**SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS**	
	A- INGRESOS CORRIENTES	30,715,889,610
040200	**FONDO ROTATORIO DEL DANE**	
	A- INGRESOS CORRIENTES	5,609,096,375
	B- RECURSOS DE CAPITAL	500,000,000
040300	**INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC**	
	A- INGRESOS CORRIENTES	15,638,963,989
	B- RECURSOS DE CAPITAL	318,000,000
050300	**ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)**	
	A- INGRESOS CORRIENTES	31,553,610,000
	B- RECURSOS DE CAPITAL	4,500,000,000
060200	**FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD**	
	A- INGRESOS CORRIENTES	24,366,393,000
	B- RECURSOS DE CAPITAL	600,000,000
110200	**FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES**	
	A- INGRESOS CORRIENTES	47,552,715,518
	B- RECURSOS DE CAPITAL	1,150,000,000
130900	**SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA**	
	A- INGRESOS CORRIENTES	4,127,027,311
	B- RECURSOS DE CAPITAL	497,745,980
131000	**UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES**	
	A- INGRESOS CORRIENTES	25,499,500,000
131100	**SUPERINTENDENCIA BANCARIA**	
	A- INGRESOS CORRIENTES	60,883,738,158
	B- RECURSOS DE CAPITAL	7,671,500,000
150300	**CAJA DE RETIRO DE LAS FUERZAS MILITARES**	
	A- INGRESOS CORRIENTES	68,070,738,000
	B- RECURSOS DE CAPITAL	1,994,664,000
150400	**FONDO ROTATORIO DEL EJERCITO**	
	A- INGRESOS CORRIENTES	167,875,292,876
	B- RECURSOS DE CAPITAL	180,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

150500	**FONDO ROTATORIO DE LA ARMADA NACIONAL**	
	A- INGRESOS CORRIENTES	79,131,553,150
	B- RECURSOS DE CAPITAL	800,000,000
150600	**FONDO ROTATORIO DE LA FUERZA AEREA**	
	A- INGRESOS CORRIENTES	55,456,387,676
	B- RECURSOS DE CAPITAL	700,000,000
150700	**INSTITUTO CASAS FISCALES DEL EJERCITO**	
	A- INGRESOS CORRIENTES	24,957,601,428
	B- RECURSOS DE CAPITAL	400,000,000
150800	**DEFENSA CIVIL COLOMBIANA**	
	A- INGRESOS CORRIENTES	141,411,420
	B- RECURSOS DE CAPITAL	65,407,300
151000	**CLUB MILITAR DE OFICIALES**	
	A- INGRESOS CORRIENTES	20,967,391,339
	B- RECURSOS DE CAPITAL	1,143,000,000
151100	**CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL**	
	A- INGRESOS CORRIENTES	77,671,720,551
	B- RECURSOS DE CAPITAL	1,350,000,000
151200	**FONDO ROTATORIO DE LA POLICIA**	
	A- INGRESOS CORRIENTES	287,445,743,000
	B- RECURSOS DE CAPITAL	1,702,000,000
151900	**HOSPITAL MILITAR**	
	A- INGRESOS CORRIENTES	99,626,378,000
	B- RECURSOS DE CAPITAL	800,000,000
170200	**INSTITUTO COLOMBIANO AGROPECUARIO (ICA)**	
	A- INGRESOS CORRIENTES	20,889,200,000
	B- RECURSOS DE CAPITAL	350,000,000
170300	**INSTITUTO COLOMBIANO DE LA REFORMA AGRARIA - INCORA EN LIQUIDACION**	
	A- INGRESOS CORRIENTES	149,366,000
	B- RECURSOS DE CAPITAL	2,514,700,000
170500	**INSTITUTO NACIONAL DE ADECUACION DE TIERRAS - INAT EN LIQUIDACION**	
	B- RECURSOS DE CAPITAL	98,700,000
171200	**INSTITUTO NACIONAL DE PESCA Y ACUICULTURA - INPA EN LIQUIDACION**	
	B- RECURSOS DE CAPITAL	289,168,000
171300	**INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER**	
	A- INGRESOS CORRIENTES	16,591,277,000
	B- RECURSOS DE CAPITAL	5,420,600,000
210300	**INSTITUTO DE INVESTIGACION E INFORMACION GEOCIENTIFICA, MINERO AMBIENTAL Y NUCLEAR - INGEOMINAS**	
	A- INGRESOS CORRIENTES	4,991,000,000
210900	**UNIDAD DE PLANEACION MINERO ENERGETICA - UPME**	
	A- INGRESOS CORRIENTES	8,523,500,000
211000	**INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS - IPSE**	
	A- INGRESOS CORRIENTES	4,781,035,000
	B- RECURSOS DE CAPITAL	1,238,500,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

211100	**AGENCIA NACIONAL DE HIDROCARBUROS - ANH**	
	A- INGRESOS CORRIENTES	1,821,258,855,000
220200	**INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)**	
	A- INGRESOS CORRIENTES	24,889,053,406
	B- RECURSOS DE CAPITAL	1,000,000,000
220300	**INSTITUTO COLOMBIANO DE CREDITO EDUCATIVO Y ESTUDIOS TECNICOS EN EL EXTERIOR (ICETEX)**	
	A- INGRESOS CORRIENTES	104,866,133,656
	B- RECURSOS DE CAPITAL	31,614,448,544
220900	**INSTITUTO NACIONAL PARA SORDOS (INSOR)**	
	A- INGRESOS CORRIENTES	328,657,614
221000	**INSTITUTO NACIONAL PARA CIEGOS (INCI)**	
	A- INGRESOS CORRIENTES	121,734,267
221100	**INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN**	
	A- INGRESOS CORRIENTES	2,525,394,363
221300	**INSTITUTO COLOMBIANO DE LA PARTICIPACION "JORGE ELIECER GAITAN"**	
	A- INGRESOS CORRIENTES	7,400,000
222600	**UNIVERSIDAD NACIONAL ABIERTA Y A DISTANCIA - UNAD**	
	A- INGRESOS CORRIENTES	23,758,976,047
	B- RECURSOS DE CAPITAL	200,000,000
222700	**COLEGIO BOYACA**	
	A- INGRESOS CORRIENTES	785,032,893
223000	**COLEGIO MAYOR DE ANTIOQUIA**	
	A- INGRESOS CORRIENTES	1,591,553,553
	B- RECURSOS DE CAPITAL	233,615,763
223100	**COLEGIO MAYOR DE BOLIVAR**	
	A- INGRESOS CORRIENTES	973,505,504
	B- RECURSOS DE CAPITAL	39,300,000
223200	**COLEGIO MAYOR DEL CAUCA**	
	A- INGRESOS CORRIENTES	637,335,007
223400	**INSTITUTO TECNICO CENTRAL**	
	A- INGRESOS CORRIENTES	1,891,936,000
223500	**INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER**	
	A- INGRESOS CORRIENTES	839,814,308
223600	**INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO**	
	A- INGRESOS CORRIENTES	515,905,237
223700	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE CIENAGA**	
	A- INGRESOS CORRIENTES	242,480,487
223800	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA**	
	A- INGRESOS CORRIENTES	213,875,461
223900	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR**	
	A- INGRESOS CORRIENTES	199,105,362

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

224000	**INSTITUTO TECNICO AGRICOLA - ITA - DE BUGA**	
	A- INGRESOS CORRIENTES	274,470,000
224100	**INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL**	
	A- INGRESOS CORRIENTES	564,002,111
224200	**INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI**	
	A- INGRESOS CORRIENTES	410,748,867
224300	**COLEGIO INTEGRADO NACIONAL "ORIENTE DE CALDAS"**	
	A- INGRESOS CORRIENTES	165,058,198
224400	**INSTITUTO PARA EL DESARROLLO DE LA DEMOCRACIA "LUIS CARLOS GALAN SARMIENTO"**	
	A- INGRESOS CORRIENTES	12,592,000
224500	**BIBLIOTECA PUBLICA PILOTO DE MEDELLIN PARA AMERICA LATINA**	
	A- INGRESOS CORRIENTES	256,907,115
225200	**INSTITUTO TECNOLOGICO DEL PUTUMAYO**	
	A- INGRESOS CORRIENTES	242,768,676
225400	**INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA**	
	A- INGRESOS CORRIENTES	1,053,792,146
225500	**CENTRO DE EDUCACION EN ADMINISTRACION DE SALUD - CEADS**	
	A- INGRESOS CORRIENTES	338,995,766
230600	**FONDO DE COMUNICACIONES**	
	A- INGRESOS CORRIENTES	110,932,090,000
	B- RECURSOS DE CAPITAL	5,161,500,000
230700	**COMISION NACIONAL DE TELEVISION**	
	A- INGRESOS CORRIENTES	34,754,728,800
	B- RECURSOS DE CAPITAL	52,132,093,200
240200	**INSTITUTO NACIONAL DE VIAS**	
	A- INGRESOS CORRIENTES	363,143,350,000
	B- RECURSOS DE CAPITAL	10,771,700,000
240300	**FONDO NACIONAL DE CAMINOS VECINALES EN LIQUIDACION**	
	B- RECURSOS DE CAPITAL	310,200,000
241200	**UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL**	
	A- INGRESOS CORRIENTES	281,922,100,000
	B- RECURSOS DE CAPITAL	9,433,400,000
241300	**INSTITUTO NACIONAL DE CONCESIONES - INCO**	
	A- INGRESOS CORRIENTES	7,000,000,000
260200	**FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA**	
	A- INGRESOS CORRIENTES	566,830,900
	B- RECURSOS DE CAPITAL	10,281,716,399
280200	**FONDO ROTATORIO DE LA REGISTRADURIA**	
	A- INGRESOS CORRIENTES	10,006,048,427
	B- RECURSOS DE CAPITAL	1,198,403,660
280300	**FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL**	
	B- RECURSOS DE CAPITAL	980,577,150
290200	**INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES**	
	A- INGRESOS CORRIENTES	221,197,600

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

320200	**INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM**	
	A- INGRESOS CORRIENTES	4,702,000,000
320400	**FONDO NACIONAL AMBIENTAL**	
	A- INGRESOS CORRIENTES	6,650,000,000
	B- RECURSOS DE CAPITAL	150,000,000
324000	**INSTITUTO NACIONAL DE VIVIENDA DE INTERES SOCIAL Y REFORMA URBANA -INURBE- EN LIQUIDACION**	
	A- INGRESOS CORRIENTES	50,000,000
	B- RECURSOS DE CAPITAL	15,285,100,000
324100	**FONDO NACIONAL DE VIVIENDA - FONVIVIENDA**	
	B- RECURSOS DE CAPITAL	10,000,000,000
330400	**ARCHIVO GENERAL DE LA NACION**	
	A- INGRESOS CORRIENTES	714,724,093
	B- RECURSOS DE CAPITAL	430,000
330500	**INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA**	
	A- INGRESOS CORRIENTES	94,647,906
330600	**INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES**	
	A- INGRESOS CORRIENTES	9,243,205,787
	B- RECURSOS DE CAPITAL	6,000,000
330700	**INSTITUTO CARO Y CUERVO**	
	A- INGRESOS CORRIENTES	62,500,000
350200	**SUPERINTENDENCIA DE SOCIEDADES**	
	A- INGRESOS CORRIENTES	41,141,700,000
	B- RECURSOS DE CAPITAL	3,700,000,000
360200	**SERVICIO NACIONAL DE APRENDIZAJE (SENA)**	
	A- INGRESOS CORRIENTES	86,576,000,000
	B- RECURSOS DE CAPITAL	47,088,000,000
	C- CONTRIBUCIONES PARAFISCALES	573,362,883,000
360300	**FONDO DE PREVISION SOCIAL DEL CONGRESO**	
	A- INGRESOS CORRIENTES	12,032,853,000
	B- RECURSOS DE CAPITAL	2,785,637,500
360400	**CAJA DE PREVISION SOCIAL DE LA SUPERINTENDENCIA BANCARIA EN LIQUIDACION**	
	A- INGRESOS CORRIENTES	12,344,029,000
	B- RECURSOS DE CAPITAL	9,017,133,000
360500	**FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA**	
	A- INGRESOS CORRIENTES	33,999,139,000
	B- RECURSOS DE CAPITAL	1,122,000,000
360600	**INSTITUTO NACIONAL DE SALUD (INS)**	
	A- INGRESOS CORRIENTES	1,596,180,000
	B- RECURSOS DE CAPITAL	50,000,000
360700	**INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)**	
	A- INGRESOS CORRIENTES	9,553,200,000
	B- RECURSOS DE CAPITAL	16,639,000,000
	C- CONTRIBUCIONES PARAFISCALES	1,138,781,423,000
360800	**SUPERINTENDENCIA NACIONAL DE SALUD**	
	A- INGRESOS CORRIENTES	9,602,600,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

360900	**INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA**	
	A- INGRESOS CORRIENTES	12,940,198,000
	B- RECURSOS DE CAPITAL	1,052,000,000
370500	**SUPERINTENDENCIA DE NOTARIADO Y REGISTRO**	
	A- INGRESOS CORRIENTES	196,174,249,840
	B- RECURSOS DE CAPITAL	7,282,825,545
370600	**INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC**	
	A- INGRESOS CORRIENTES	89,900,000
	B- RECURSOS DE CAPITAL	450,000,000
370700	**DIRECCION NACIONAL DE ESTUPEFACIENTES**	
	A- INGRESOS CORRIENTES	855,725,503
	B- RECURSOS DE CAPITAL	6,359,290,445
III - TOTAL INGRESOS		**76,647,602,221,850**

SEGUNDA PARTE

ARTICULO 2o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Apropiese para atender los gastos de funcionamiento, inversion y servicio de la deuda publica del Presupuesto General de la Nacion durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2004 una suma por valor de: SETENTA Y SEIS BILLONES SEISCIENTOS CUARENTA Y SIETE MIL SEISCIENTOS DOS MILLONES DOSCIENTOS VEINTIUN OCHOCIENTOS CINCUENTA PESOS MONEDA LEGAL ($76.647.602.221.850) , segun el detalle que se encuentra a continuacion:

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101 **CONGRESO DE LA REPUBLICA**			
A.		PRESUPUESTO DE FUNCIONAMIENTO	208,343,640,512		208,343,640,512
TOTAL PRESUPUESTO SECCION			208,343,640,512		208,343,640,512
		SECCION: 0201 **PRESIDENCIA DE LA REPUBLICA**			
A.		PRESUPUESTO DE FUNCIONAMIENTO	70,728,507,193		70,728,507,193
C.		PRESUPUESTO DE INVERSION	511,176,000,000		511,176,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,300,000,000		1,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,300,000,000		1,300,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	291,000,000		291,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	291,000,000		291,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	735,000,000		735,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	735,000,000		735,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	18,000,000,000		18,000,000,000
	700	INTERSUBSECTORIAL EDUCACION	500,000,000		500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	15,000,000,000		15,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,500,000,000		2,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	87,050,000,000		87,050,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	87,050,000,000		87,050,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	402,300,000,000		402,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	402,300,000,000		402,300,000,000
640		INVERSIONES Y APORTES FINANCIEROS	500,000,000		500,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			581,904,507,193		581,904,507,193

SECCION: 0203
RED DE SOLIDARIDAD SOCIAL

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	16,426,342,181		16,426,342,181
C.		PRESUPUESTO DE INVERSION	133,800,000,000		133,800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	13,214,000,000		13,214,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,800,000,000		9,800,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	3,414,000,000		3,414,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	112,524,000,000		112,524,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,238,000,000		1,238,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	111,286,000,000		111,286,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,892,000,000		1,892,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,892,000,000		1,892,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
530	ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	5,806,000,000		5,806,000,000
1000	INTERSUBSECTORIAL GOBIERNO	5,806,000,000		5,806,000,000
620	SUBSIDIOS DIRECTOS	364,000,000		364,000,000
1501	ASISTENCIA DIRECTA A LA COMUNIDAD	364,000,000		364,000,000
TOTAL PRESUPUESTO SECCION		150,226,342,181		150,226,342,181
	SECCION: 0209 AGENCIA COLOMBIANA DE COOPERACION INTERNACIONAL			
A.	PRESUPUESTO DE FUNCIONAMIENTO	2,456,995,988		2,456,995,988
C.	PRESUPUESTO DE INVERSION	4,000,000,000	50,000,000,000	54,000,000,000
540	COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,000,000,000	50,000,000,000	54,000,000,000
1000	INTERSUBSECTORIAL GOBIERNO	4,000,000,000	50,000,000,000	54,000,000,000
TOTAL PRESUPUESTO SECCION		6,456,995,988	50,000,000,000	56,456,995,988
	SECCION: 0301 DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
A.	PRESUPUESTO DE FUNCIONAMIENTO	25,601,154,005		25,601,154,005
C.	PRESUPUESTO DE INVERSION	104,679,088,609		104,679,088,609
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	43,447,823,232		43,447,823,232
207	MINERIA	7,168,493,686		7,168,493,686
500	INTERSUBSECTORIAL ENERGIA	9,293,227,273		9,293,227,273
501	GENERACION ELECTRICA	238,287,879		238,287,879
1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	26,747,814,394		26,747,814,394
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	38,463,905,377		38,463,905,377
500	INTERSUBSECTORIAL ENERGIA	2,382,878,788		2,382,878,788
900	INTERSUBSECTORIAL MEDIO AMBIENTE	31,037,266,487		31,037,266,487

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	5,043,760,102		5,043,760,102
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	300,000,000		300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	300,000,000		300,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	600,000,000		600,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	600,000,000		600,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,600,000,000		5,600,000,000
	205	COMERCIO EXTERNO	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,100,000,000		5,100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	14,267,360,000		14,267,360,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	800,000,000		800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	13,467,360,000		13,467,360,000
TOTAL PRESUPUESTO SECCION			130,280,242,614		130,280,242,614

SECCION: 0320
INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,424,775,745	1,738,395,672	6,163,171,417
C.		PRESUPUESTO DE INVERSION	42,939,050,000	3,500,000,000	46,439,050,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,700,000,000	100,000,000	8,800,000,000
	705	EDUCACION SUPERIOR	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,700,000,000	100,000,000	7,800,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	23,450,000,000	1,700,000,000	25,150,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,500,000,000		3,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	17,950,000,000	1,700,000,000	19,650,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,014,050,000	1,700,000,000	4,714,050,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,014,050,000	1,700,000,000	4,714,050,000
630		TRANSFERENCIAS	7,375,000,000		7,375,000,000
	300	INTERSUBSECTORIAL SALUD	7,000,000,000		7,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	375,000,000		375,000,000
640		INVERSIONES Y APORTES FINANCIEROS	400,000,000		400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			47,363,825,745	5,238,395,672	52,602,221,417

SECCION: 0324
SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		23,785,889,610	23,785,889,610
C.		PRESUPUESTO DE INVERSION		6,930,000,000	6,930,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		300,000,000	300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		300,000,000	300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		30,000,000	30,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		30,000,000	30,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		300,000,000	300,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		300,000,000	300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		700,000,000	700,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		700,000,000	700,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		5,600,000,000	5,600,000,000
200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		200,000,000	200,000,000
1000	INTERSUBSECTORIAL GOBIERNO		5,400,000,000	5,400,000,000
TOTAL PRESUPUESTO SECCION			30,715,889,610	30,715,889,610
	SECCION: 0401 **DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	14,631,453,667		14,631,453,667
C.	PRESUPUESTO DE INVERSION	15,600,000,000		15,600,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,200,000,000		1,200,000,000
1000	INTERSUBSECTORIAL GOBIERNO	1,200,000,000		1,200,000,000
222	MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,300,000,000		1,300,000,000
1000	INTERSUBSECTORIAL GOBIERNO	1,300,000,000		1,300,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,200,000,000		3,200,000,000
200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,200,000,000		3,200,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	8,400,000,000		8,400,000,000
1000	INTERSUBSECTORIAL GOBIERNO	4,200,000,000		4,200,000,000
1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	4,200,000,000		4,200,000,000
440	ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	1,500,000,000		1,500,000,000
1000	INTERSUBSECTORIAL GOBIERNO	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION		30,231,453,667		30,231,453,667
	SECCION: 0402 **FONDO ROTATORIO DEL DANE**			
A.	PRESUPUESTO DE FUNCIONAMIENTO		784,186,375	784,186,375
C.	PRESUPUESTO DE INVERSION		5,324,910,000	5,324,910,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		5,324,910,000	5,324,910,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO		5,324,910,000	5,324,910,000
TOTAL PRESUPUESTO SECCION				6,109,096,375	6,109,096,375
		SECCION: 0403 INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC			
A.		PRESUPUESTO DE FUNCIONAMIENTO	22,430,444,135	4,399,963,989	26,830,408,124
C.		PRESUPUESTO DE INVERSION	8,000,000,000	11,557,000,000	19,557,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		16,000,000	16,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		16,000,000	16,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		106,000,000	106,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		106,000,000	106,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		10,159,000,000	10,159,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		10,159,000,000	10,159,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	8,000,000,000	1,056,000,000	9,056,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,000,000,000	1,056,000,000	9,056,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		220,000,000	220,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		220,000,000	220,000,000
TOTAL PRESUPUESTO SECCION			30,430,444,135	15,956,963,989	46,387,408,124
		SECCION: 0501 DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	7,137,140,800		7,137,140,800
TOTAL PRESUPUESTO SECCION			7,137,140,800		7,137,140,800
		SECCION: 0503 ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)			
A.		PRESUPUESTO DE FUNCIONAMIENTO		28,650,800,000	28,650,800,000
C.		PRESUPUESTO DE INVERSION		7,402,810,000	7,402,810,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		602,810,000	602,810,000
	705	EDUCACION SUPERIOR		602,810,000	602,810,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		200,000,000	200,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	705	EDUCACION SUPERIOR		200,000,000	200,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		300,000,000	300,000,000
	1600	ADMINISTRACION DEL ESTADO PAGO DE RESERVAS		300,000,000	300,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		500,000,000	500,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD		500,000,000	500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,000,000,000	1,000,000,000
	705	EDUCACION SUPERIOR		1,000,000,000	1,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,500,000,000	2,500,000,000
	1600	ADMINISTRACION DEL ESTADO PAGO DE RESERVAS		2,500,000,000	2,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,300,000,000	2,300,000,000
	705	EDUCACION SUPERIOR		2,300,000,000	2,300,000,000
TOTAL PRESUPUESTO SECCION				36,053,610,000	36,053,610,000

SECCION: 0601
DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	165,476,330,000		165,476,330,000
TOTAL PRESUPUESTO SECCION			165,476,330,000		165,476,330,000

SECCION: 0602
FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD

			APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		11,966,393,000	11,966,393,000
C.		PRESUPUESTO DE INVERSION		13,000,000,000	13,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		9,901,400,000	9,901,400,000
	101	DEFENSA Y SEGURIDAD INTERNA		9,901,400,000	9,901,400,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		3,098,600,000	3,098,600,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
101	DEFENSA Y SEGURIDAD INTERNA		3,098,600,000	3,098,600,000
	TOTAL PRESUPUESTO SECCION		24,966,393,000	24,966,393,000
	SECCION: 0901 **DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	2,766,083,214		2,766,083,214
C.	PRESUPUESTO DE INVERSION	1,000,557,360		1,000,557,360
121	CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	300,000,000		300,000,000
1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	300,000,000		300,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	100,000,000		100,000,000
1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	100,000,000		100,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	200,000,000		200,000,000
1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	200,000,000		200,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	400,557,360		400,557,360
1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	400,557,360		400,557,360
	TOTAL PRESUPUESTO SECCION	3,766,640,574		3,766,640,574
	SECCION: 1101 **MINISTERIO DE RELACIONES EXTERIORES**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	146,332,416,824		146,332,416,824
	TOTAL PRESUPUESTO SECCION	146,332,416,824		146,332,416,824
	SECCION: 1102 **FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	34,917,676,521	47,552,715,518	82,470,392,039
C.	PRESUPUESTO DE INVERSION	1,000,000,000	1,150,000,000	2,150,000,000
123	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	600,000,000	449,852,941	1,049,852,941
1002	RELACIONES EXTERIORES	600,000,000	449,852,941	1,049,852,941

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	200,000,000	405,882,353	605,882,353
1002	RELACIONES EXTERIORES	200,000,000	405,882,353	605,882,353
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	200,000,000	294,264,706	494,264,706
1000	INTERSUBSECTORIAL GOBIERNO	200,000,000	294,264,706	494,264,706
TOTAL PRESUPUESTO SECCION		35,917,676,521	48,702,715,518	84,620,392,039

SECCION: 1301
MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	4,295,193,562,295		4,295,193,562,295
C.	PRESUPUESTO DE INVERSION	1,413,367,437,000		1,413,367,437,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	263,722,365,000		263,722,365,000
604	RED URBANA	263,722,365,000		263,722,365,000
123	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000		1,500,000,000
1000	INTERSUBSECTORIAL GOBIERNO	1,500,000,000		1,500,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,500,000,000		1,500,000,000
1000	INTERSUBSECTORIAL GOBIERNO	1,500,000,000		1,500,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	502,000,000		502,000,000
1000	INTERSUBSECTORIAL GOBIERNO	502,000,000		502,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	39,901,572,000		39,901,572,000
1000	INTERSUBSECTORIAL GOBIERNO	39,901,572,000		39,901,572,000
610	CREDITOS	52,517,000,000		52,517,000,000
304	SERVICIOS INTEGRALES DE SALUD	52,517,000,000		52,517,000,000
620	SUBSIDIOS DIRECTOS	80,300,000,000		80,300,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1400	INTERSUBSECTORIAL VIVIENDA	80,300,000,000		80,300,000,000
630	TRANSFERENCIAS	156,742,500,000		156,742,500,000
600	INTERSUBSECTORIAL TRANSPORTE	156,742,500,000		156,742,500,000
650	CAPITALIZACION	816,682,000,000		816,682,000,000
1000	INTERSUBSECTORIAL GOBIERNO	816,682,000,000		816,682,000,000
TOTAL PRESUPUESTO SECCION		5,708,560,999,295		5,708,560,999,295
	SECCION: 1308 **UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	5,681,213,337		5,681,213,337
C.	PRESUPUESTO DE INVERSION	1,800,000,000		1,800,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000
1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	300,000,000		300,000,000
1000	INTERSUBSECTORIAL GOBIERNO	300,000,000		300,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION		7,481,213,337		7,481,213,337
	SECCION: 1309 **SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA**			
A.	PRESUPUESTO DE FUNCIONAMIENTO		4,512,773,291	4,512,773,291
C.	PRESUPUESTO DE INVERSION	585,000,000	112,000,000	697,000,000
123	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	220,000,000		220,000,000
1000	INTERSUBSECTORIAL GOBIERNO	220,000,000		220,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	365,000,000	112,000,000	477,000,000
1000	INTERSUBSECTORIAL GOBIERNO	365,000,000	112,000,000	477,000,000
TOTAL PRESUPUESTO SECCION		585,000,000	4,624,773,291	5,209,773,291

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1310 **UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES**			
A.		PRESUPUESTO DE FUNCIONAMIENTO	289,436,291,000	24,929,700,000	314,365,991,000
C.		PRESUPUESTO DE INVERSION	9,008,000,000	569,800,000	9,577,800,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,515,000,000		3,515,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,515,000,000		3,515,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,493,000,000	569,800,000	6,062,800,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,493,000,000	569,800,000	6,062,800,000
TOTAL PRESUPUESTO SECCION			298,444,291,000	25,499,500,000	323,943,791,000
		SECCION: 1311 **SUPERINTENDENCIA BANCARIA**			
A.		PRESUPUESTO DE FUNCIONAMIENTO		54,853,738,158	54,853,738,158
C.		PRESUPUESTO DE INVERSION		13,701,500,000	13,701,500,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		10,200,000,000	10,200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		10,200,000,000	10,200,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		600,000,000	600,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		600,000,000	600,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		600,000,000	600,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		600,000,000	600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,301,500,000	2,301,500,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,301,500,000	2,301,500,000
TOTAL PRESUPUESTO SECCION				68,555,238,158	68,555,238,158
		SECCION: 1312 **UNIDAD DE INFORMACION Y ANALISIS FINANCIERO**			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,524,062,000		2,524,062,000
TOTAL PRESUPUESTO SECCION			2,524,062,000		2,524,062,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 1401 SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B.	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	27,327,462,736,025		27,327,462,736,025
	TOTAL PRESUPUESTO SECCION	27,327,462,736,025		27,327,462,736,025
	SECCION: 1501 MINISTERIO DE DEFENSA NACIONAL			
A.	PRESUPUESTO DE FUNCIONAMIENTO	4,251,331,218,786		4,251,331,218,786
C.	PRESUPUESTO DE INVERSION	623,330,800,000		623,330,800,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	49,567,000,000		49,567,000,000
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	6,440,000,000		6,440,000,000
101	DEFENSA Y SEGURIDAD INTERNA	27,023,000,000		27,023,000,000
102	DEFENSA Y SEGURIDAD EXTERNA	457,000,000		457,000,000
300	INTERSUBSECTORIAL SALUD	5,960,000,000		5,960,000,000
607	TRANSPORTE MARITIMO	1,687,000,000		1,687,000,000
1400	INTERSUBSECTORIAL VIVIENDA	8,000,000,000		8,000,000,000
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,947,000,000		2,947,000,000
101	DEFENSA Y SEGURIDAD INTERNA	2,947,000,000		2,947,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	27,680,000,000		27,680,000,000
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	5,654,000,000		5,654,000,000
101	DEFENSA Y SEGURIDAD INTERNA	10,960,000,000		10,960,000,000
102	DEFENSA Y SEGURIDAD EXTERNA	755,000,000		755,000,000
300	INTERSUBSECTORIAL SALUD	1,500,000,000		1,500,000,000
705	EDUCACION SUPERIOR	1,600,000,000		1,600,000,000
1201	ACUEDUCTO Y ALCANTARILLADO	7,211,000,000		7,211,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	397,537,800,000		397,537,800,000
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	240,924,800,000		240,924,800,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	101	DEFENSA Y SEGURIDAD INTERNA	146,694,000,000		146,694,000,000
	102	DEFENSA Y SEGURIDAD EXTERNA	2,550,000,000		2,550,000,000
	300	INTERSUBSECTORIAL SALUD	7,169,000,000		7,169,000,000
	604	RED URBANA	200,000,000		200,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	140,616,000,000		140,616,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	71,060,000,000		71,060,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	54,206,000,000		54,206,000,000
	102	DEFENSA Y SEGURIDAD EXTERNA	15,350,000,000		15,350,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,368,000,000		4,368,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	150,000,000		150,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	3,718,000,000		3,718,000,000
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	500,000,000		500,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	465,000,000		465,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	465,000,000		465,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	150,000,000		150,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			4,874,662,018,786		4,874,662,018,786
		SECCION: 1503 CAJA DE RETIRO DE LAS FUERZAS MILITARES			
A. PRESUPUESTO DE FUNCIONAMIENTO			612,825,954,982	70,065,402,000	682,891,356,982
TOTAL PRESUPUESTO SECCION			612,825,954,982	70,065,402,000	682,891,356,982
		SECCION: 1504 FONDO ROTATORIO DEL EJERCITO			
A. PRESUPUESTO DE FUNCIONAMIENTO				168,055,292,876	168,055,292,876
TOTAL PRESUPUESTO SECCION				168,055,292,876	168,055,292,876

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1505			
		FONDO ROTATORIO DE LA ARMADA NACIONAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO		79,931,553,150	79,931,553,150
		TOTAL PRESUPUESTO SECCION		79,931,553,150	79,931,553,150
		SECCION: 1506			
		FONDO ROTATORIO DE LA FUERZA AEREA			
A.		PRESUPUESTO DE FUNCIONAMIENTO		54,272,387,676	54,272,387,676
C.		PRESUPUESTO DE INVERSION		1,886,000,000	1,886,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		780,000,000	780,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		780,000,000	780,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		249,000,000	249,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		249,000,000	249,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		61,000,000	61,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		61,000,000	61,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		796,000,000	796,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		796,000,000	796,000,000
		TOTAL PRESUPUESTO SECCION		56,158,387,676	56,158,387,676
		SECCION: 1507			
		INSTITUTO CASAS FISCALES DEL EJERCITO			
A.		PRESUPUESTO DE FUNCIONAMIENTO		19,856,601,428	19,856,601,428
C.		PRESUPUESTO DE INVERSION		5,501,000,000	5,501,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,341,650,928	5,341,650,928
	1400	INTERSUBSECTORIAL VIVIENDA		5,341,650,928	5,341,650,928
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		159,349,072	159,349,072
	1400	INTERSUBSECTORIAL VIVIENDA		159,349,072	159,349,072
		TOTAL PRESUPUESTO SECCION		25,357,601,428	25,357,601,428

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1508 **DEFENSA CIVIL COLOMBIANA**			
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,282,024,016	206,818,720	6,488,842,736
C.		PRESUPUESTO DE INVERSION	631,600,000		631,600,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	293,400,000		293,400,000
	103	DEFENSA CIVIL	293,400,000		293,400,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	338,200,000		338,200,000
	103	DEFENSA CIVIL	338,200,000		338,200,000
TOTAL PRESUPUESTO SECCION			6,913,624,016	206,818,720	7,120,442,736
		SECCION: 1510 **CLUB MILITAR DE OFICIALES**			
A.		PRESUPUESTO DE FUNCIONAMIENTO		18,650,391,339	18,650,391,339
C.		PRESUPUESTO DE INVERSION		3,460,000,000	3,460,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,260,000,000	1,260,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,260,000,000	1,260,000,000
640		INVERSIONES Y APORTES FINANCIEROS		2,200,000,000	2,200,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		2,200,000,000	2,200,000,000
TOTAL PRESUPUESTO SECCION				22,110,391,339	22,110,391,339
		SECCION: 1511 **CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL**			
A.		PRESUPUESTO DE FUNCIONAMIENTO	774,348,980,945	79,021,720,551	853,370,701,496
TOTAL PRESUPUESTO SECCION			774,348,980,945	79,021,720,551	853,370,701,496
		SECCION: 1512 **FONDO ROTATORIO DE LA POLICIA**			
A.		PRESUPUESTO DE FUNCIONAMIENTO		289,147,743,000	289,147,743,000
TOTAL PRESUPUESTO SECCION				289,147,743,000	289,147,743,000
		SECCION: 1519 **HOSPITAL MILITAR**			
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,593,380,000	98,766,378,000	109,359,758,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.	PRESUPUESTO DE INVERSION	7,233,600,000	1,660,000,000	8,893,600,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,700,000,000		2,700,000,000
300	INTERSUBSECTORIAL SALUD	2,700,000,000		2,700,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,100,000,000	1,660,000,000	4,760,000,000
300	INTERSUBSECTORIAL SALUD	3,100,000,000	1,660,000,000	4,760,000,000
212	MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,101,400,000		1,101,400,000
300	INTERSUBSECTORIAL SALUD	1,101,400,000		1,101,400,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	332,200,000		332,200,000
300	INTERSUBSECTORIAL SALUD	332,200,000		332,200,000
TOTAL PRESUPUESTO SECCION		17,826,980,000	100,426,378,000	118,253,358,000
	SECCION: 1601 POLICIA NACIONAL			
A.	PRESUPUESTO DE FUNCIONAMIENTO	2,856,822,938,569		2,856,822,938,569
C.	PRESUPUESTO DE INVERSION	112,000,000,000		112,000,000,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	28,000,000,000		28,000,000,000
101	DEFENSA Y SEGURIDAD INTERNA	23,000,000,000		23,000,000,000
302	SERVICIOS GENERALES DE SALUD	2,000,000,000		2,000,000,000
705	EDUCACION SUPERIOR	3,000,000,000		3,000,000,000
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,000,000,000		2,000,000,000
1402	SOLUCIONES DE VIVIENDA URBANA	2,000,000,000		2,000,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,600,000,000		5,600,000,000
101	DEFENSA Y SEGURIDAD INTERNA	2,800,000,000		2,800,000,000
700	INTERSUBSECTORIAL EDUCACION	1,000,000,000		1,000,000,000
705	EDUCACION SUPERIOR	1,800,000,000		1,800,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	68,400,000,000		68,400,000,000
101	DEFENSA Y SEGURIDAD INTERNA	60,700,000,000		60,700,000,000
300	INTERSUBSECTORIAL SALUD	2,900,000,000		2,900,000,000
608	TRANSPORTE AEREO	4,800,000,000		4,800,000,000
212	MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,000,000,000		1,000,000,000
101	DEFENSA Y SEGURIDAD INTERNA	1,000,000,000		1,000,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	7,000,000,000		7,000,000,000
101	DEFENSA Y SEGURIDAD INTERNA	7,000,000,000		7,000,000,000
TOTAL PRESUPUESTO SECCION		2,968,822,938,569		2,968,822,938,569
	SECCION: 1701 MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL			
A.	PRESUPUESTO DE FUNCIONAMIENTO	92,320,800,000		92,320,800,000
C.	PRESUPUESTO DE INVERSION	116,230,000,000		116,230,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,000,000,000		10,000,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	10,000,000,000		10,000,000,000
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	5,000,000,000		5,000,000,000
1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	5,000,000,000		5,000,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	5,730,000,000		5,730,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	5,730,000,000		5,730,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	5,500,000,000		5,500,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	5,500,000,000		5,500,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	26,000,000,000		26,000,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1106	COMERCIALIZACION	26,000,000,000		26,000,000,000
610		CREDITOS	30,000,000,000		30,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	30,000,000,000		30,000,000,000
620		SUBSIDIOS DIRECTOS	30,000,000,000		30,000,000,000
	1401	SOLUCIONES DE VIVIENDA RURAL	30,000,000,000		30,000,000,000
630		TRANSFERENCIAS	4,000,000,000		4,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,000,000,000		4,000,000,000
TOTAL PRESUPUESTO SECCION			208,550,800,000		208,550,800,000
		SECCION: 1702 INSTITUTO COLOMBIANO AGROPECUARIO (ICA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	46,247,100,000	2,397,700,000	48,644,800,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	341,900,000		341,900,000
C.		PRESUPUESTO DE INVERSION	3,970,520,000	18,841,500,000	22,812,020,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	350,000,000		350,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	350,000,000		350,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		600,000,000	600,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO		600,000,000	600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,620,520,000	18,241,500,000	21,862,020,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	3,620,520,000	18,241,500,000	21,862,020,000
TOTAL PRESUPUESTO SECCION			50,559,520,000	21,239,200,000	71,798,720,000
		SECCION: 1703 INSTITUTO COLOMBIANO DE LA REFORMA AGRARIA - INCORA EN LIQUIDACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	59,876,074,000	2,664,066,000	62,540,140,000
TOTAL PRESUPUESTO SECCION			59,876,074,000	2,664,066,000	62,540,140,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1705			
		INSTITUTO NACIONAL DE ADECUACION DE TIERRAS - INAT EN LIQUIDACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,290,069,337	98,700,000	9,388,769,337
		TOTAL PRESUPUESTO SECCION	9,290,069,337	98,700,000	9,388,769,337
		SECCION: 1706			
		FONDO DE COFINANCIACION PARA LA INVERSION RURAL - DRI EN LIQUIDACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,360,521,000		2,360,521,000
		TOTAL PRESUPUESTO SECCION	2,360,521,000		2,360,521,000
		SECCION: 1712			
		INSTITUTO NACIONAL DE PESCA Y ACUICULTURA - INPA EN LIQUIDACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,212,243,000	289,168,000	4,501,411,000
		TOTAL PRESUPUESTO SECCION	4,212,243,000	289,168,000	4,501,411,000
		SECCION: 1713			
		INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER			
A.		PRESUPUESTO DE FUNCIONAMIENTO	28,183,600,000		28,183,600,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	12,689,100,000		12,689,100,000
C.		PRESUPUESTO DE INVERSION	50,782,700,000	22,001,877,000	72,784,577,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	38,776,700,000	13,618,677,000	52,395,377,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	38,776,700,000	13,618,677,000	52,395,377,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,160,000,000	1,796,000,000	5,956,000,000
	1107	TENENCIA DE LA TIERRA	4,160,000,000	1,796,000,000	5,956,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	55,000,000	819,000,000	874,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA		200,000,000	200,000,000
	1104	PESCA Y ACUICULTURA	55,000,000	619,000,000	674,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	460,000,000	745,900,000	1,205,900,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	300,000,000		300,000,000
	1104	PESCA Y ACUICULTURA	60,000,000	645,900,000	705,900,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	100,000,000	100,000,000	200,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	80,000,000	605,500,000	685,500,000
1104	PESCA Y ACUICULTURA	80,000,000	605,500,000	685,500,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	75,000,000	161,500,000	236,500,000
1104	PESCA Y ACUICULTURA	75,000,000	161,500,000	236,500,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	60,000,000	659,300,000	719,300,000
1104	PESCA Y ACUICULTURA	60,000,000	659,300,000	719,300,000
620	SUBSIDIOS DIRECTOS	7,116,000,000	3,596,000,000	10,712,000,000
1107	TENENCIA DE LA TIERRA	7,116,000,000	3,596,000,000	10,712,000,000
TOTAL PRESUPUESTO SECCION		91,655,400,000	22,001,877,000	113,657,277,000
	SECCION: 2101 MINISTERIO DE MINAS Y ENERGIA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	62,973,040,779		62,973,040,779
C.	PRESUPUESTO DE INVERSION	141,554,800,000		141,554,800,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,034,000,000		5,034,000,000
506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	5,034,000,000		5,034,000,000
420	ESTUDIOS DE PREINVERSION	500,000,000		500,000,000
207	MINERIA	500,000,000		500,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	500,000,000		500,000,000
207	MINERIA	500,000,000		500,000,000
620	SUBSIDIOS DIRECTOS	60,000,000,000		60,000,000,000
500	INTERSUBSECTORIAL ENERGIA	60,000,000,000		60,000,000,000
630	TRANSFERENCIAS	75,520,800,000		75,520,800,000
500	INTERSUBSECTORIAL ENERGIA	75,520,800,000		75,520,800,000
TOTAL PRESUPUESTO SECCION		204,527,840,779		204,527,840,779

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2103 **INSTITUTO DE INVESTIGACION E INFORMACION GEOCIENTIFICA, MINERO AMBIENTAL Y NUCLEAR - INGEOMINAS**			
A.		PRESUPUESTO DE FUNCIONAMIENTO	15,279,316,100	791,000,000	16,070,316,100
C.		PRESUPUESTO DE INVERSION	5,511,700,000	4,200,000,000	9,711,700,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	500,000,000		500,000,000
	207	MINERIA	500,000,000		500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	2,411,700,000	1,800,000,000	4,211,700,000
	207	MINERIA	2,411,700,000	1,800,000,000	4,211,700,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,600,000,000	2,400,000,000	5,000,000,000
	207	MINERIA	2,600,000,000	2,400,000,000	5,000,000,000
TOTAL PRESUPUESTO SECCION			20,791,016,100	4,991,000,000	25,782,016,100
		SECCION: 2109 **UNIDAD DE PLANEACION MINERO ENERGETICA - UPME**			
A.		PRESUPUESTO DE FUNCIONAMIENTO		3,523,500,000	3,523,500,000
C.		PRESUPUESTO DE INVERSION		5,000,000,000	5,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,189,215,175	1,189,215,175
	500	INTERSUBSECTORIAL ENERGIA		689,215,175	689,215,175
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		500,000,000	500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,099,186,635	1,099,186,635
	207	MINERIA		500,000,000	500,000,000
	500	INTERSUBSECTORIAL ENERGIA		599,186,635	599,186,635
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		430,355,042	430,355,042
	207	MINERIA		430,355,042	430,355,042
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,281,243,148	2,281,243,148

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	500	INTERSUBSECTORIAL ENERGIA		1,026,231,254	1,026,231,254
	1000	INTERSUBSECTORIAL GOBIERNO		1,255,011,894	1,255,011,894
TOTAL PRESUPUESTO SECCION				8,523,500,000	8,523,500,000
		SECCION: 2110 INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS - IPSE			
A.		PRESUPUESTO DE FUNCIONAMIENTO	27,751,400,632	6,019,535,000	33,770,935,632
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	20,315,000,000		20,315,000,000
C.		PRESUPUESTO DE INVERSION	6,009,500,000		6,009,500,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,650,000,000		2,650,000,000
	501	GENERACION ELECTRICA	2,650,000,000		2,650,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,000,000,000		1,000,000,000
420		ESTUDIOS DE PREINVERSION	2,359,500,000		2,359,500,000
	500	INTERSUBSECTORIAL ENERGIA	2,359,500,000		2,359,500,000
TOTAL PRESUPUESTO SECCION			54,075,900,632	6,019,535,000	60,095,435,632
		SECCION: 2111 AGENCIA NACIONAL DE HIDROCARBUROS - ANH			
A.		PRESUPUESTO DE FUNCIONAMIENTO		1,803,959,855,000	1,803,959,855,000
C.		PRESUPUESTO DE INVERSION		17,299,000,000	17,299,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,629,000,000	1,629,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		1,629,000,000	1,629,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		15,670,000,000	15,670,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		15,670,000,000	15,670,000,000
TOTAL PRESUPUESTO SECCION				1,821,258,855,000	1,821,258,855,000
		SECCION: 2201 MINISTERIO DE EDUCACION NACIONAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,721,243,423,760		10,721,243,423,760

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	114,467,238,083		114,467,238,083
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,280,000,000		3,280,000,000
	700	INTERSUBSECTORIAL EDUCACION	1,400,000,000		1,400,000,000
	705	EDUCACION SUPERIOR	1,880,000,000		1,880,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	500,000,000		500,000,000
	705	EDUCACION SUPERIOR	500,000,000		500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,050,000,000		3,050,000,000
	700	INTERSUBSECTORIAL EDUCACION	2,000,000,000		2,000,000,000
	705	EDUCACION SUPERIOR	1,050,000,000		1,050,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	25,600,000,000		25,600,000,000
	705	EDUCACION SUPERIOR	25,600,000,000		25,600,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	37,947,777,000		37,947,777,000
	700	INTERSUBSECTORIAL EDUCACION	32,947,777,000		32,947,777,000
	705	EDUCACION SUPERIOR	3,100,000,000		3,100,000,000
	706	EDUCACION DE ADULTOS	1,900,000,000		1,900,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,000,000,000		1,000,000,000
	705	EDUCACION SUPERIOR	1,000,000,000		1,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,602,636,000		1,602,636,000
	705	EDUCACION SUPERIOR	1,602,636,000		1,602,636,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	627,000,000		627,000,000
	705	EDUCACION SUPERIOR	627,000,000		627,000,000
640		INVERSIONES Y APORTES FINANCIEROS	40,859,825,083		40,859,825,083

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
705	EDUCACION SUPERIOR	40,859,825,083		40,859,825,083
	TOTAL PRESUPUESTO SECCION	10,835,710,661,843		10,835,710,661,843
	SECCION: 2202 **INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)**			
A.	PRESUPUESTO DE FUNCIONAMIENTO		18,639,053,406	18,639,053,406
B.	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	4,622,500,000		4,622,500,000
C.	PRESUPUESTO DE INVERSION		7,250,000,000	7,250,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		7,250,000,000	7,250,000,000
705	EDUCACION SUPERIOR		7,250,000,000	7,250,000,000
	TOTAL PRESUPUESTO SECCION	4,622,500,000	25,889,053,406	30,511,553,406
	SECCION: 2203 **INSTITUTO COLOMBIANO DE CREDITO EDUCATIVO Y ESTUDIOS TECNICOS EN EL EXTERIOR (ICETEX)**			
A.	PRESUPUESTO DE FUNCIONAMIENTO		14,733,342,200	14,733,342,200
C.	PRESUPUESTO DE INVERSION	80,638,475,000	121,747,240,000	202,385,715,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,254,000,000	1,254,000,000
700	INTERSUBSECTORIAL EDUCACION		1,254,000,000	1,254,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		211,096,000	211,096,000
709	ARTE Y CULTURA		211,096,000	211,096,000
610	CREDITOS	80,638,475,000	120,282,144,000	200,920,619,000
300	INTERSUBSECTORIAL SALUD	7,725,000,000		7,725,000,000
700	INTERSUBSECTORIAL EDUCACION		1,421,200,000	1,421,200,000
705	EDUCACION SUPERIOR	72,913,475,000	118,860,944,000	191,774,419,000
	TOTAL PRESUPUESTO SECCION	80,638,475,000	136,480,582,200	217,119,057,200
	SECCION: 2209 **INSTITUTO NACIONAL PARA SORDOS (INSOR)**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,741,113,835	38,054,614	1,779,168,449
C.	PRESUPUESTO DE INVERSION	385,605,000	290,603,000	676,208,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	203,605,000	193,325,000	396,930,000
705	EDUCACION SUPERIOR	44,000,000	141,075,000	185,075,000
707	EDUCACION ESPECIAL	159,605,000	52,250,000	211,855,000
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	61,000,000	60,703,000	121,703,000
301	PREVENCION EN SALUD	45,000,000	53,190,000	98,190,000
1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	16,000,000	7,513,000	23,513,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	90,000,000	15,675,000	105,675,000
707	EDUCACION ESPECIAL	90,000,000	15,675,000	105,675,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	31,000,000	20,900,000	51,900,000
700	INTERSUBSECTORIAL EDUCACION	31,000,000	20,900,000	51,900,000
TOTAL PRESUPUESTO SECCION		2,126,718,835	328,657,614	2,455,376,449
	SECCION: 2210 INSTITUTO NACIONAL PARA CIEGOS (INCI)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	2,265,121,902	31,740,267	2,296,862,169
C.	PRESUPUESTO DE INVERSION	386,650,000	89,994,000	476,644,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	320,150,000	45,789,000	365,939,000
707	EDUCACION ESPECIAL	320,150,000	45,789,000	365,939,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	38,500,000	36,755,000	75,255,000
707	EDUCACION ESPECIAL	38,500,000	36,755,000	75,255,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	28,000,000	7,450,000	35,450,000
707	EDUCACION ESPECIAL	28,000,000	7,450,000	35,450,000
TOTAL PRESUPUESTO SECCION		2,651,771,902	121,734,267	2,773,506,169
	SECCION: 2211 INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN			
A.	PRESUPUESTO DE FUNCIONAMIENTO	5,629,543,757	925,394,363	6,554,938,120

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION		1,600,000,000	1,600,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		531,108,230	531,108,230
	705	EDUCACION SUPERIOR		531,108,230	531,108,230
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		1,068,891,770	1,068,891,770
	705	EDUCACION SUPERIOR		1,068,891,770	1,068,891,770
TOTAL PRESUPUESTO SECCION			5,629,543,757	2,525,394,363	8,154,938,120
		SECCION: 2213 INSTITUTO COLOMBIANO DE LA PARTICIPACION "JORGE ELIECER GAITAN"			
A.		PRESUPUESTO DE FUNCIONAMIENTO	712,257,518	7,400,000	719,657,518
C.		PRESUPUESTO DE INVERSION	53,295,000		53,295,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	29,295,000		29,295,000
	709	ARTE Y CULTURA	29,295,000		29,295,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	12,000,000		12,000,000
	709	ARTE Y CULTURA	12,000,000		12,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	12,000,000		12,000,000
	709	ARTE Y CULTURA	12,000,000		12,000,000
TOTAL PRESUPUESTO SECCION			765,552,518	7,400,000	772,952,518
		SECCION: 2226 UNIVERSIDAD NACIONAL ABIERTA Y A DISTANCIA - UNAD			
A.		PRESUPUESTO DE FUNCIONAMIENTO	8,209,395,380	10,669,011,047	18,878,406,427
C.		PRESUPUESTO DE INVERSION	1,475,475,000	13,289,965,000	14,765,440,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	705	EDUCACION SUPERIOR	1,000,000,000		1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		4,272,297,000	4,272,297,000
	705	EDUCACION SUPERIOR		4,272,297,000	4,272,297,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		5,681,614,000	5,681,614,000
705	EDUCACION SUPERIOR		5,681,614,000	5,681,614,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	237,737,000	898,128,000	1,135,865,000
705	EDUCACION SUPERIOR	237,737,000	898,128,000	1,135,865,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	237,738,000	2,437,926,000	2,675,664,000
705	EDUCACION SUPERIOR	237,738,000	2,437,926,000	2,675,664,000
TOTAL PRESUPUESTO SECCION		9,684,870,380	23,958,976,047	33,643,846,427
	SECCION: 2227 COLEGIO BOYACA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	3,001,910,399	785,032,893	3,786,943,292
TOTAL PRESUPUESTO SECCION		3,001,910,399	785,032,893	3,786,943,292
	SECCION: 2229 RESIDENCIAS FEMENINAS DEL MINISTERIO DE EDUCACION NACIONAL EN LIQUIDACION			
A.	PRESUPUESTO DE FUNCIONAMIENTO	248,865,850		248,865,850
TOTAL PRESUPUESTO SECCION		248,865,850		248,865,850
	SECCION: 2230 COLEGIO MAYOR DE ANTIOQUIA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,402,856,894	1,625,169,316	3,028,026,210
C.	PRESUPUESTO DE INVERSION		200,000,000	200,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		200,000,000	200,000,000
705	EDUCACION SUPERIOR		200,000,000	200,000,000
TOTAL PRESUPUESTO SECCION		1,402,856,894	1,825,169,316	3,228,026,210
	SECCION: 2231 COLEGIO MAYOR DE BOLIVAR			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,634,612,913	1,012,805,504	2,647,418,417
TOTAL PRESUPUESTO SECCION		1,634,612,913	1,012,805,504	2,647,418,417
	SECCION: 2232 COLEGIO MAYOR DEL CAUCA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,191,252,481	637,335,007	1,828,587,488
TOTAL PRESUPUESTO SECCION		1,191,252,481	637,335,007	1,828,587,488

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2234 INSTITUTO TECNICO CENTRAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,825,916,608	1,355,401,485	5,181,318,093
C.		PRESUPUESTO DE INVERSION		536,534,515	536,534,515
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		36,534,515	36,534,515
	705	EDUCACION SUPERIOR		36,534,515	36,534,515
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		440,000,000	440,000,000
	705	EDUCACION SUPERIOR		440,000,000	440,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		60,000,000	60,000,000
	705	EDUCACION SUPERIOR		60,000,000	60,000,000
TOTAL PRESUPUESTO SECCION			3,825,916,608	1,891,936,000	5,717,852,608
		SECCION: 2235 INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,150,818,934	839,814,308	2,990,633,242
TOTAL PRESUPUESTO SECCION			2,150,818,934	839,814,308	2,990,633,242
		SECCION: 2236 INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,359,078,831	515,905,237	1,874,984,068
TOTAL PRESUPUESTO SECCION			1,359,078,831	515,905,237	1,874,984,068
		SECCION: 2237 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE CIENAGA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,369,684,452	242,480,487	1,612,164,939
TOTAL PRESUPUESTO SECCION			1,369,684,452	242,480,487	1,612,164,939
		SECCION: 2238 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	650,090,378	213,875,461	863,965,839
TOTAL PRESUPUESTO SECCION			650,090,378	213,875,461	863,965,839
		SECCION: 2239 INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,273,259,462	199,105,362	1,472,364,824
TOTAL PRESUPUESTO SECCION			1,273,259,462	199,105,362	1,472,364,824

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 2240 INSTITUTO TECNICO AGRICOLA - ITA - DE BUGA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,380,876,516	274,470,000	1,655,346,516
	TOTAL PRESUPUESTO SECCION	1,380,876,516	274,470,000	1,655,346,516
	SECCION: 2241 INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL			
A.	PRESUPUESTO DE FUNCIONAMIENTO	3,302,158,256	564,002,111	3,866,160,367
	TOTAL PRESUPUESTO SECCION	3,302,158,256	564,002,111	3,866,160,367
	SECCION: 2242 INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,710,883,579	410,748,867	2,121,632,446
	TOTAL PRESUPUESTO SECCION	1,710,883,579	410,748,867	2,121,632,446
	SECCION: 2243 COLEGIO INTEGRADO NACIONAL "ORIENTE DE CALDAS"			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,054,225,754	165,058,198	1,219,283,952
	TOTAL PRESUPUESTO SECCION	1,054,225,754	165,058,198	1,219,283,952
	SECCION: 2244 INSTITUTO PARA EL DESARROLLO DE LA DEMOCRACIA "LUIS CARLOS GALAN SARMIENTO"			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,031,109,147	12,592,000	1,043,701,147
	TOTAL PRESUPUESTO SECCION	1,031,109,147	12,592,000	1,043,701,147
	SECCION: 2245 BIBLIOTECA PUBLICA PILOTO DE MEDELLIN PARA AMERICA LATINA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	947,872,952	126,907,115	1,074,780,067
C.	PRESUPUESTO DE INVERSION	71,060,000	130,000,000	201,060,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	71,060,000	130,000,000	201,060,000
700	INTERSUBSECTORIAL EDUCACION	25,000,000	87,556,000	112,556,000
709	ARTE Y CULTURA	46,060,000	42,444,000	88,504,000
	TOTAL PRESUPUESTO SECCION	1,018,932,952	256,907,115	1,275,840,067
	SECCION: 2252 INSTITUTO TECNOLOGICO DEL PUTUMAYO			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,095,999,685	242,768,676	1,338,768,361
	TOTAL PRESUPUESTO SECCION	1,095,999,685	242,768,676	1,338,768,361
	SECCION: 2254 INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,225,616,329	1,053,792,146	2,279,408,475
	TOTAL PRESUPUESTO SECCION	1,225,616,329	1,053,792,146	2,279,408,475

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2255 **CENTRO DE EDUCACION EN ADMINISTRACION DE SALUD - CEADS**			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,911,957,554	338,995,766	2,250,953,320
		TOTAL PRESUPUESTO SECCION	*1,911,957,554*	*338,995,766*	*2,250,953,320*
		SECCION: 2301 **MINISTERIO DE COMUNICACIONES**			
A.		PRESUPUESTO DE FUNCIONAMIENTO	17,250,800,000		17,250,800,000
C.		PRESUPUESTO DE INVERSION	1,022,000,000		1,022,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	152,000,000		152,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	152,000,000		152,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	870,000,000		870,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	870,000,000		870,000,000
		TOTAL PRESUPUESTO SECCION	*18,272,800,000*		*18,272,800,000*
		SECCION: 2306 **FONDO DE COMUNICACIONES**			
A.		PRESUPUESTO DE FUNCIONAMIENTO		4,107,700,000	4,107,700,000
C.		PRESUPUESTO DE INVERSION		111,985,890,000	111,985,890,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		80,877,260,000	80,877,260,000
	400	INTERSUBSECTORIAL COMUNICACIONES		80,877,260,000	80,877,260,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		15,100,920,000	15,100,920,000
	400	INTERSUBSECTORIAL COMUNICACIONES		15,100,920,000	15,100,920,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,481,730,000	1,481,730,000
	400	INTERSUBSECTORIAL COMUNICACIONES		1,481,730,000	1,481,730,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		382,080,000	382,080,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	400	INTERSUBSECTORIAL COMUNICACIONES		382,080,000	382,080,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		14,143,900,000	14,143,900,000
	401	CORREO		6,143,900,000	6,143,900,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,000,000,000	8,000,000,000
TOTAL PRESUPUESTO SECCION				116,093,590,000	116,093,590,000
		SECCION: 2307 COMISION NACIONAL DE TELEVISION			
A.		PRESUPUESTO DE FUNCIONAMIENTO		86,886,822,000	86,886,822,000
TOTAL PRESUPUESTO SECCION				86,886,822,000	86,886,822,000
		SECCION: 2401 MINISTERIO DE TRANSPORTE			
A.		PRESUPUESTO DE FUNCIONAMIENTO	121,035,700,000		121,035,700,000
C.		PRESUPUESTO DE INVERSION	4,269,000,000		4,269,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000		200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	100,000,000		100,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	100,000,000		100,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	325,000,000		325,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	325,000,000		325,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	150,000,000		150,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	150,000,000		150,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	150,000,000		150,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	150,000,000		150,000,000
630		TRANSFERENCIAS	3,344,000,000		3,344,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	3,344,000,000		3,344,000,000
TOTAL PRESUPUESTO SECCION			125,304,700,000		125,304,700,000
		SECCION: 2402 INSTITUTO NACIONAL DE VIAS			
A.		PRESUPUESTO DE FUNCIONAMIENTO	36,910,600,000	7,779,800,000	44,690,400,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	399,549,100,000		399,549,100,000
C.		PRESUPUESTO DE INVERSION	331,832,232,640	366,135,250,000	697,967,482,640
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	78,690,980,000	14,674,960,000	93,365,940,000
	600	INTERSUBSECTORIAL TRANSPORTE	26,134,410,000	4,539,160,000	30,673,570,000
	601	RED TRONCAL NACIONAL	51,556,570,000	1,000,000,000	52,556,570,000
	602	RED SECUNDARIA		3,000,000,000	3,000,000,000
	606	TRANSPORTE FLUVIAL	1,000,000,000	6,135,800,000	7,135,800,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,000,000,000		2,000,000,000
	601	RED TRONCAL NACIONAL	2,000,000,000		2,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	247,693,252,640	300,128,810,000	547,822,062,640
	600	INTERSUBSECTORIAL TRANSPORTE	136,646,892,640	59,809,000,000	196,455,892,640
	601	RED TRONCAL NACIONAL	105,254,870,000	190,247,610,000	295,502,480,000
	602	RED SECUNDARIA		50,072,200,000	50,072,200,000
	606	TRANSPORTE FLUVIAL	791,490,000		791,490,000
	607	TRANSPORTE MARITIMO	5,000,000,000		5,000,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	150,000,000	500,000,000	650,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	150,000,000	500,000,000	650,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		800,000,000	800,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		800,000,000	800,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	200,000,000	17,535,260,000	17,735,260,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000	17,535,260,000	17,735,260,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		4,229,930,000	4,229,930,000
	600	INTERSUBSECTORIAL TRANSPORTE		4,229,930,000	4,229,930,000
420		ESTUDIOS DE PREINVERSION	1,099,000,000	500,000,000	1,599,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,099,000,000	500,000,000	1,599,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		300,000,000	300,000,000
	700	INTERSUBSECTORIAL EDUCACION		300,000,000	300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,999,000,000	27,466,290,000	29,465,290,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,999,000,000	27,466,290,000	29,465,290,000
TOTAL PRESUPUESTO SECCION			768,291,932,640	373,915,050,000	1,142,206,982,640
		SECCION: 2403 FONDO NACIONAL DE CAMINOS VECINALES EN LIQUIDACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,056,300,000	310,200,000	9,366,500,000
TOTAL PRESUPUESTO SECCION			9,056,300,000	310,200,000	9,366,500,000
		SECCION: 2412 UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL			
A.		PRESUPUESTO DE FUNCIONAMIENTO		157,514,200,000	157,514,200,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		3,754,300,000	3,754,300,000
C.		PRESUPUESTO DE INVERSION	3,080,000,000	130,087,000,000	133,167,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,830,000,000	13,547,000,000	15,377,000,000
	608	TRANSPORTE AEREO	1,830,000,000	13,547,000,000	15,377,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,500,000,000	1,500,000,000
	608	TRANSPORTE AEREO		1,500,000,000	1,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,250,000,000	39,717,000,000	40,967,000,000
	608	TRANSPORTE AEREO	1,250,000,000	39,717,000,000	40,967,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		674,000,000	674,000,000
	608	TRANSPORTE AEREO		674,000,000	674,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		500,000,000	500,000,000
	608	TRANSPORTE AEREO		500,000,000	500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		47,711,000,000	47,711,000,000
	608	TRANSPORTE AEREO		47,711,000,000	47,711,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		21,158,000,000	21,158,000,000
	608	TRANSPORTE AEREO		21,158,000,000	21,158,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		1,000,000,000	1,000,000,000
	608	TRANSPORTE AEREO		1,000,000,000	1,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		1,100,000,000	1,100,000,000
	608	TRANSPORTE AEREO		1,100,000,000	1,100,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,180,000,000	3,180,000,000
	608	TRANSPORTE AEREO		3,180,000,000	3,180,000,000
TOTAL PRESUPUESTO SECCION			3,080,000,000	291,355,500,000	294,435,500,000

SECCION: 2413
INSTITUTO NACIONAL DE CONCESIONES - INCO

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		7,000,000,000	7,000,000,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	2,584,600,000		2,584,600,000
C.		PRESUPUESTO DE INVERSION	94,700,000,000		94,700,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	94,700,000,000		94,700,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	7,500,000,000		7,500,000,000
	605	TRANSPORTE FERREO	87,200,000,000		87,200,000,000
TOTAL PRESUPUESTO SECCION			97,284,600,000	7,000,000,000	104,284,600,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 2501 MINISTERIO PUBLICO			
A.	PRESUPUESTO DE FUNCIONAMIENTO	167,738,570,540		167,738,570,540
C.	PRESUPUESTO DE INVERSION	11,832,730,001		11,832,730,001
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	807,600,000		807,600,000
803	ADMINISTRACION DE JUSTICIA	807,600,000		807,600,000
123	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	729,958,560		729,958,560
800	INTERSUBSECTORIAL JUSTICIA	729,958,560		729,958,560
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	5,650,650,832		5,650,650,832
800	INTERSUBSECTORIAL JUSTICIA	5,650,650,832		5,650,650,832
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,644,520,609		4,644,520,609
800	INTERSUBSECTORIAL JUSTICIA	4,644,520,609		4,644,520,609
TOTAL PRESUPUESTO SECCION		179,571,300,541		179,571,300,541
	SECCION: 2502 DEFENSORIA DEL PUEBLO			
A.	PRESUPUESTO DE FUNCIONAMIENTO	43,214,515,147		43,214,515,147
C.	PRESUPUESTO DE INVERSION	690,420,000		690,420,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	690,420,000		690,420,000
800	INTERSUBSECTORIAL JUSTICIA	690,420,000		690,420,000
TOTAL PRESUPUESTO SECCION		43,904,935,147		43,904,935,147
	SECCION: 2601 CONTRALORIA GENERAL DE LA REPUBLICA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	138,845,273,749		138,845,273,749
C.	PRESUPUESTO DE INVERSION	6,500,000,000		6,500,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	6,350,000,000		6,350,000,000
1000	INTERSUBSECTORIAL GOBIERNO	6,350,000,000		6,350,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
1000	INTERSUBSECTORIAL GOBIERNO	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION		145,345,273,749		145,345,273,749
	SECCION: 2602 **FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	14,395,152,519	10,848,547,299	25,243,699,818
TOTAL PRESUPUESTO SECCION		14,395,152,519	10,848,547,299	25,243,699,818
	SECCION: 2701 **RAMA JUDICIAL**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	753,838,160,000		753,838,160,000
C.	PRESUPUESTO DE INVERSION	42,086,840,000		42,086,840,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,600,000,000		8,600,000,000
803	ADMINISTRACION DE JUSTICIA	8,600,000,000		8,600,000,000
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
803	ADMINISTRACION DE JUSTICIA	1,000,000,000		1,000,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,984,990,000		2,984,990,000
803	ADMINISTRACION DE JUSTICIA	2,984,990,000		2,984,990,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	16,037,000,000		16,037,000,000
803	ADMINISTRACION DE JUSTICIA	16,037,000,000		16,037,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,823,250,000		4,823,250,000
803	ADMINISTRACION DE JUSTICIA	4,823,250,000		4,823,250,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	8,541,600,000		8,541,600,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
803	ADMINISTRACION DE JUSTICIA	8,541,600,000		8,541,600,000
420	ESTUDIOS DE PREINVERSION	100,000,000		100,000,000
803	ADMINISTRACION DE JUSTICIA	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION		795,925,000,000		795,925,000,000
	SECCION: 2801 REGISTRADURIA NACIONAL DEL ESTADO CIVIL			
A.	PRESUPUESTO DE FUNCIONAMIENTO	106,805,253,911		106,805,253,911
C.	PRESUPUESTO DE INVERSION	10,000,000,000		10,000,000,000
222	MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	10,000,000,000		10,000,000,000
1000	INTERSUBSECTORIAL GOBIERNO	10,000,000,000		10,000,000,000
TOTAL PRESUPUESTO SECCION		116,805,253,911		116,805,253,911
	SECCION: 2802 FONDO ROTATORIO DE LA REGISTRADURIA			
A.	PRESUPUESTO DE FUNCIONAMIENTO		10,172,503,100	10,172,503,100
C.	PRESUPUESTO DE INVERSION		1,031,948,987	1,031,948,987
123	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,031,948,987	1,031,948,987
1000	INTERSUBSECTORIAL GOBIERNO		1,031,948,987	1,031,948,987
TOTAL PRESUPUESTO SECCION			11,204,452,087	11,204,452,087
	SECCION: 2803 FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL			
A.	PRESUPUESTO DE FUNCIONAMIENTO	2,089,876,292	980,577,150	3,070,453,442
TOTAL PRESUPUESTO SECCION		2,089,876,292	980,577,150	3,070,453,442
	SECCION: 2901 FISCALIA GENERAL DE LA NACION			
A.	PRESUPUESTO DE FUNCIONAMIENTO	619,816,557,700		619,816,557,700
C.	PRESUPUESTO DE INVERSION	27,889,670,000		27,889,670,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	13,989,670,000		13,989,670,000
803	ADMINISTRACION DE JUSTICIA	13,989,670,000		13,989,670,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,500,000,000		1,500,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	803	ADMINISTRACION DE JUSTICIA	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	6,000,000,000		6,000,000,000
	803	ADMINISTRACION DE JUSTICIA	6,000,000,000		6,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000
	803	ADMINISTRACION DE JUSTICIA	1,000,000,000		1,000,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,400,000,000		1,400,000,000
	803	ADMINISTRACION DE JUSTICIA	1,400,000,000		1,400,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	200,000,000		200,000,000
	803	ADMINISTRACION DE JUSTICIA	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,800,000,000		3,800,000,000
	803	ADMINISTRACION DE JUSTICIA	3,800,000,000		3,800,000,000
TOTAL PRESUPUESTO SECCION			647,706,227,700		647,706,227,700
		SECCION: 2902 INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES			
A. PRESUPUESTO DE FUNCIONAMIENTO			44,011,323,571	221,197,600	44,232,521,171
C. PRESUPUESTO DE INVERSION			4,907,600,000		4,907,600,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,894,000,000		1,894,000,000
	803	ADMINISTRACION DE JUSTICIA	1,894,000,000		1,894,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	300,000,000		300,000,000
	803	ADMINISTRACION DE JUSTICIA	300,000,000		300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	731,000,000		731,000,000
	803	ADMINISTRACION DE JUSTICIA	731,000,000		731,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000
803	ADMINISTRACION DE JUSTICIA	1,000,000,000		1,000,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	152,600,000		152,600,000
803	ADMINISTRACION DE JUSTICIA	152,600,000		152,600,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	830,000,000		830,000,000
803	ADMINISTRACION DE JUSTICIA	830,000,000		830,000,000
TOTAL PRESUPUESTO SECCION		48,918,923,571	221,197,600	49,140,121,171
	SECCION: 3201 **MINISTERIO DE AMBIENTE, VIVIENDA Y DESARROLLO TERRITORIAL**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	52,059,993,715		52,059,993,715
C.	PRESUPUESTO DE INVERSION	165,633,500,478		165,633,500,478
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	124,375,700,000		124,375,700,000
1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	110,375,700,000		110,375,700,000
1201	ACUEDUCTO Y ALCANTARILLADO	14,000,000,000		14,000,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,820,000,000		5,820,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	720,000,000		720,000,000
1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	5,100,000,000		5,100,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,100,000,000		2,100,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,100,000,000		1,100,000,000
1001	ATENCION DE EMERGENCIAS Y DESASTRES	50,000,000		50,000,000
1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	950,000,000		950,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,330,000,000		3,330,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,660,000,000		1,660,000,000
	901	CONSERVACION	1,190,000,000		1,190,000,000
	902	MANEJO	240,000,000		240,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	240,000,000		240,000,000
420		ESTUDIOS DE PREINVERSION	485,000,000		485,000,000
	205	COMERCIO EXTERNO	193,000,000		193,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	292,000,000		292,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	450,000,000		450,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	450,000,000		450,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,340,000,000		3,340,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	250,000,000		250,000,000
	902	MANEJO	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	700,000,000		700,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	2,190,000,000		2,190,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	11,882,800,478		11,882,800,478
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	5,298,000,000		5,298,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	2,525,000,000		2,525,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	1,158,000,000		1,158,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	2,901,800,478		2,901,800,478
610		CREDITOS	1,500,000,000		1,500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,500,000,000		1,500,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
630	TRANSFERENCIAS	12,000,000,000		12,000,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	12,000,000,000		12,000,000,000
640	INVERSIONES Y APORTES FINANCIEROS	350,000,000		350,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	350,000,000		350,000,000
TOTAL PRESUPUESTO SECCION		217,693,494,193		217,693,494,193
	SECCION: 3202 INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM			
A.	PRESUPUESTO DE FUNCIONAMIENTO	21,057,246,156		21,057,246,156
C.	PRESUPUESTO DE INVERSION	1,650,000,000	4,702,000,000	6,352,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,702,000,000	2,702,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE		2,702,000,000	2,702,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS		500,000,000	500,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE		500,000,000	500,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	950,000,000	1,000,000,000	1,950,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	950,000,000	1,000,000,000	1,950,000,000
440	ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	700,000,000	500,000,000	1,200,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	700,000,000	500,000,000	1,200,000,000
TOTAL PRESUPUESTO SECCION		22,707,246,156	4,702,000,000	27,409,246,156
	SECCION: 3204 FONDO NACIONAL AMBIENTAL			
C.	PRESUPUESTO DE INVERSION	6,800,000,000	6,800,000,000	13,600,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,800,000,000		6,800,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	6,800,000,000		6,800,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		6,800,000,000	6,800,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
900	INTERSUBSECTORIAL MEDIO AMBIENTE		5,800,000,000	5,800,000,000
902	MANEJO		1,000,000,000	1,000,000,000
	TOTAL PRESUPUESTO SECCION	6,800,000,000	6,800,000,000	13;600,000,000
	SECCION: 3208 **CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	107,756,881		107,756,881
	TOTAL PRESUPUESTO SECCION	107,756,881		107,756,881
	SECCION: 3209 **CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	2,586,674,939		2,586,674,939
	TOTAL PRESUPUESTO SECCION	2,586,674,939		2,586,674,939
	SECCION: 3210 **CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,873,684,831		1,873,684,831
C.	PRESUPUESTO DE INVERSION	150,000,000		150,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	150,000,000		150,000,000
901	CONSERVACION	50,000,000		50,000,000
902	MANEJO	70,000,000		70,000,000
1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	30,000,000		30,000,000
	TOTAL PRESUPUESTO SECCION	2,023,684,831		2,023,684,831
	SECCION: 3211 **CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,702,879,980		1,702,879,980
	TOTAL PRESUPUESTO SECCION	1,702,879,980		1,702,879,980
	SECCION: 3212 **CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	907,790,900		907,790,900
C.	PRESUPUESTO DE INVERSION	200,000,000		200,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	100,000,000		100,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION		1,107,790,900		1,107,790,900
	SECCION: 3214 CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	991,220,855		991,220,855
TOTAL PRESUPUESTO SECCION		991,220,855		991,220,855
	SECCION: 3215 CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,241,862,444		1,241,862,444
TOTAL PRESUPUESTO SECCION		1,241,862,444		1,241,862,444
	SECCION: 3216 CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	926,265,165		926,265,165
TOTAL PRESUPUESTO SECCION		926,265,165		926,265,165
	SECCION: 3217 CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,424,678,837		1,424,678,837
TOTAL PRESUPUESTO SECCION		1,424,678,837		1,424,678,837
	SECCION: 3219 CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,487,654,790		1,487,654,790
C.	PRESUPUESTO DE INVERSION	150,000,000		150,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	100,000,000		100,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000		100,000,000
123	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION		1,637,654,790		1,637,654,790

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 3221			
	CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	2,664,136,299		2,664,136,299
	TOTAL PRESUPUESTO SECCION	2,664,136,299		2,664,136,299
	SECCION: 3222			
	CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,783,199,151		1,783,199,151
	TOTAL PRESUPUESTO SECCION	1,783,199,151		1,783,199,151
	SECCION: 3223			
	CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,286,760,837		1,286,760,837
C.	PRESUPUESTO DE INVERSION	150,000,000		150,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
902	MANEJO	50,000,000		50,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
	TOTAL PRESUPUESTO SECCION	1,436,760,837		1,436,760,837
	SECCION: 3224			
	CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,253,000,034		1,253,000,034
C.	PRESUPUESTO DE INVERSION	200,000,000		200,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	50,000,000		50,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	100,000,000		100,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION		1,453,000,034		1,453,000,034
	SECCION: 3226 CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,213,510,944		1,213,510,944
C.	PRESUPUESTO DE INVERSION	200,000,000		200,000,000
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	30,000,000		30,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	30,000,000		30,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	80,000,000		80,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	90,000,000		90,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	40,000,000		40,000,000
903	MITIGACION	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION		1,413,510,944		1,413,510,944
	SECCION: 3227 CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,206,727,153		1,206,727,153
C.	PRESUPUESTO DE INVERSION	200,000,000		200,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	60,000,000		60,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	60,000,000		60,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	140,000,000		140,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	140,000,000		140,000,000
TOTAL PRESUPUESTO SECCION		1,406,727,153		1,406,727,153

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 3228			
	CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,180,452,381		1,180,452,381
C.	PRESUPUESTO DE INVERSION	250,000,000		250,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	90,000,000		90,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	90,000,000		90,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	160,000,000		160,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	130,000,000		130,000,000
902	MANEJO	30,000,000		30,000,000
TOTAL PRESUPUESTO SECCION		1,430,452,381		1,430,452,381
	SECCION: 3229			
	CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,045,425,716		1,045,425,716
TOTAL PRESUPUESTO SECCION		1,045,425,716		1,045,425,716
	SECCION: 3230			
	CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,143,116,267		1,143,116,267
C.	PRESUPUESTO DE INVERSION	150,000,000		150,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	100,000,000		100,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000		100,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION		1,293,116,267		1,293,116,267
	SECCION: 3231			
	CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,127,437,020		1,127,437,020
TOTAL PRESUPUESTO SECCION		1,127,437,020		1,127,437,020

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 3232			
	CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,237,767,913		1,237,767,913
	TOTAL PRESUPUESTO SECCION	1,237,767,913		1,237,767,913
	SECCION: 3233			
	CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	984,183,802		984,183,802
	TOTAL PRESUPUESTO SECCION	984,183,802		984,183,802
	SECCION: 3234			
	CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,094,269,503		1,094,269,503
	TOTAL PRESUPUESTO SECCION	1,094,269,503		1,094,269,503
	SECCION: 3235			
	CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,060,865,324		1,060,865,324
	TOTAL PRESUPUESTO SECCION	1,060,865,324		1,060,865,324
	SECCION: 3236			
	CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	998,184,955		998,184,955
	TOTAL PRESUPUESTO SECCION	998,184,955		998,184,955
	SECCION: 3238			
	CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE (CARDIQUE)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,137,760,855		1,137,760,855
	TOTAL PRESUPUESTO SECCION	1,137,760,855		1,137,760,855
	SECCION: 3239			
	CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,071,633,449		1,071,633,449
C.	PRESUPUESTO DE INVERSION	250,000,000		250,000,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	80,000,000		80,000,000
1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	80,000,000		80,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	50,000,000		50,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	70,000,000		70,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
TOTAL PRESUPUESTO SECCION		1,321,633,449		1,321,633,449
	SECCION: 3240 **INSTITUTO NACIONAL DE VIVIENDA DE INTERES SOCIAL Y REFORMA URBANA -INURBE- EN LIQUIDACION**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	8,061,142,421	15,333,600,000	23,394,742,421
B.	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		1,500,000	1,500,000
TOTAL PRESUPUESTO SECCION		8,061,142,421	15,335,100,000	23,396,242,421
	SECCION: 3241 **FONDO NACIONAL DE VIVIENDA - FONVIVIENDA**			
C.	PRESUPUESTO DE INVERSION	122,496,626,200	10,000,000,000	132,496,626,200
620	SUBSIDIOS DIRECTOS	122,496,626,200	10,000,000,000	132,496,626,200
1402	SOLUCIONES DE VIVIENDA URBANA	122,496,626,200	10,000,000,000	132,496,626,200
TOTAL PRESUPUESTO SECCION		122,496,626,200	10,000,000,000	132,496,626,200
	SECCION: 3301 **MINISTERIO DE CULTURA**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	49,101,642,374		49,101,642,374
C.	PRESUPUESTO DE INVERSION	23,535,000,000		23,535,000,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,635,000,000		3,635,000,000
709	ARTE Y CULTURA	3,635,000,000		3,635,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,462,150,000		5,462,150,000
709	ARTE Y CULTURA	5,462,150,000		5,462,150,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,630,000,000		3,630,000,000
709	ARTE Y CULTURA	3,630,000,000		3,630,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,600,000,000		2,600,000,000
	709	ARTE Y CULTURA	2,600,000,000		2,600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,000,000,000		1,000,000,000
	709	ARTE Y CULTURA	1,000,000,000		1,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	100,000,000		100,000,000
	709	ARTE Y CULTURA	100,000,000		100,000,000
620		SUBSIDIOS DIRECTOS	1,200,000,000		1,200,000,000
	709	ARTE Y CULTURA	1,200,000,000		1,200,000,000
650		CAPITALIZACION	5,907,850,000		5,907,850,000
	709	ARTE Y CULTURA	5,907,850,000		5,907,850,000
TOTAL PRESUPUESTO SECCION			72,636,642,374		72,636,642,374
		SECCION: 3304 ARCHIVO GENERAL DE LA NACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,725,602,343	253,584,093	2,979,186,436
C.		PRESUPUESTO DE INVERSION	418,004,000	461,570,000	879,574,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	70,224,000		70,224,000
	709	ARTE Y CULTURA	70,224,000		70,224,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	25,180,000	27,800,000	52,980,000
	709	ARTE Y CULTURA	25,180,000	27,800,000	52,980,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	125,430,000	138,520,000	263,950,000
	709	ARTE Y CULTURA	125,430,000	138,520,000	263,950,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	134,980,000	191,120,000	326,100,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
709	ARTE Y CULTURA	134,980,000	191,120,000	326,100,000
440	ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	22,670,000	60,490,000	83,160,000
709	ARTE Y CULTURA	22,670,000	60,490,000	83,160,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	39,520,000	43,640,000	83,160,000
1000	INTERSUBSECTORIAL GOBIERNO	39,520,000	43,640,000	83,160,000
TOTAL PRESUPUESTO SECCION		3,143,606,343	715,154,093	3,858,760,436
	SECCION: 3305 INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	2,687,750,576	94,647,906	2,782,398,482
C.	PRESUPUESTO DE INVERSION	522,500,000		522,500,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	150,000,000		150,000,000
709	ARTE Y CULTURA	150,000,000		150,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	82,000,000		82,000,000
709	ARTE Y CULTURA	82,000,000		82,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	90,000,000		90,000,000
709	ARTE Y CULTURA	90,000,000		90,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,500,000		200,500,000
709	ARTE Y CULTURA	200,500,000		200,500,000
TOTAL PRESUPUESTO SECCION		3,210,250,576	94,647,906	3,304,898,482
	SECCION: 3306 INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES			
A.	PRESUPUESTO DE FUNCIONAMIENTO	6,577,895,187	1,511,865,831	8,089,761,018
C.	PRESUPUESTO DE INVERSION	58,974,000,000	7,737,339,956	66,711,339,956
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	43,271,000,000	1,849,650,000	45,120,650,000
708	RECREACION, EDUCACION FISICA Y DEPORTE	43,271,000,000	1,849,650,000	45,120,650,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	214,000,000		214,000,000
708	RECREACION, EDUCACION FISICA Y DEPORTE	214,000,000		214,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	200,000,000	616,500,000	816,500,000
708	RECREACION, EDUCACION FISICA Y DEPORTE	200,000,000	616,500,000	816,500,000
212	MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	300,000,000	177,755,000	477,755,000
708	RECREACION, EDUCACION FISICA Y DEPORTE	300,000,000	177,755,000	477,755,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	100,000,000		100,000,000
708	RECREACION, EDUCACION FISICA Y DEPORTE	100,000,000		100,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	14,839,000,000	5,093,434,956	19,932,434,956
708	RECREACION, EDUCACION FISICA Y DEPORTE	14,839,000,000	5,093,434,956	19,932,434,956
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
708	RECREACION, EDUCACION FISICA Y DEPORTE	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION		65,551,895,187	9,249,205,787	74,801,100,974
	SECCION: 3307 INSTITUTO CARO Y CUERVO			
A.	PRESUPUESTO DE FUNCIONAMIENTO	2,503,627,388	62,500,000	2,566,127,388
C.	PRESUPUESTO DE INVERSION	836,000,000		836,000,000
122	ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	156,750,000		156,750,000
709	ARTE Y CULTURA	156,750,000		156,750,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	240,350,000		240,350,000
709	ARTE Y CULTURA	240,350,000		240,350,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	438,900,000		438,900,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
709	ARTE Y CULTURA	438,900,000		438,900,000
TOTAL PRESUPUESTO SECCION		3,339,627,388	62,500,000	3,402,127,388
	SECCION: 3401 AUDITORIA GENERAL DE LA REPUBLICA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	9,308,520,763		9,308,520,763
C.	PRESUPUESTO DE INVERSION	900,000,000		900,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	421,377,345		421,377,345
1000	INTERSUBSECTORIAL GOBIERNO	421,377,345		421,377,345
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	100,000,000		100,000,000
1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	63,665,065		63,665,065
1000	INTERSUBSECTORIAL GOBIERNO	63,665,065		63,665,065
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	314,957,590		314,957,590
1000	INTERSUBSECTORIAL GOBIERNO	314,957,590		314,957,590
TOTAL PRESUPUESTO SECCION		10,208,520,763		10,208,520,763
	SECCION: 3501 MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO			
A.	PRESUPUESTO DE FUNCIONAMIENTO	108,386,343,000		108,386,343,000
C.	PRESUPUESTO DE INVERSION	22,586,950,000		22,586,950,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,883,000,000		1,883,000,000
200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	710,000,000		710,000,000
201	MICROEMPRESA E INDUSTRIA ARTESANAL	1,173,000,000		1,173,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	859,950,000		859,950,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	859,950,000		859,950,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	545,000,000		545,000,000
	205	COMERCIO EXTERNO	545,000,000		545,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	430,000,000		430,000,000
	205	COMERCIO EXTERNO	400,000,000		400,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	30,000,000		30,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,298,000,000		2,298,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	300,000,000		300,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	248,000,000		248,000,000
	204	COMERCIO INTERNO	50,000,000		50,000,000
	205	COMERCIO EXTERNO	600,000,000		600,000,000
	206	TURISMO	1,100,000,000		1,100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	410,000,000		410,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	110,000,000		110,000,000
	204	COMERCIO INTERNO	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,150,000,000		2,150,000,000
	205	COMERCIO EXTERNO	2,150,000,000		2,150,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	10,000,000		10,000,000
	206	TURISMO	10,000,000		10,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	300,000,000		300,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	800,000,000		800,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	800,000,000		800,000,000
610		CREDITOS	12,901,000,000		12,901,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	12,901,000,000		12,901,000,000
TOTAL PRESUPUESTO SECCION			130,973,293,000		130,973,293,000
		SECCION: 3502 SUPERINTENDENCIA DE SOCIEDADES			
A.		PRESUPUESTO DE FUNCIONAMIENTO		39,999,700,000	39,999,700,000
C.		PRESUPUESTO DE INVERSION		4,842,000,000	4,842,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,937,000,000	3,937,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,937,000,000	3,937,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		149,000,000	149,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		149,000,000	149,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		756,000,000	756,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		756,000,000	756,000,000
TOTAL PRESUPUESTO SECCION				44,841,700,000	44,841,700,000
		SECCION: 3601 MINISTERIO DE LA PROTECCION SOCIAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	8,219,990,716,192		8,219,990,716,192
C.		PRESUPUESTO DE INVERSION	1,406,941,650,427		1,406,941,650,427
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	300	INTERSUBSECTORIAL SALUD	1,000,000,000		1,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROC	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD	1,000,000,000		1,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,160,000,000		4,160,000,000
	300	INTERSUBSECTORIAL SALUD	4,160,000,000		4,160,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	800,000,000		800,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	800,000,000		800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,624,600,000		8,624,600,000
	300	INTERSUBSECTORIAL SALUD	7,725,000,000		7,725,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	899,600,000		899,600,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	107,764,500,000		107,764,500,000
	300	INTERSUBSECTORIAL SALUD	6,136,000,000		6,136,000,000
	301	PREVENCION EN SALUD	101,628,500,000		101,628,500,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	10,727,900,000		10,727,900,000
	300	INTERSUBSECTORIAL SALUD	7,119,400,000		7,119,400,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	2,258,500,000		2,258,500,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,350,000,000		1,350,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,500,000,000		2,500,000,000
	300	INTERSUBSECTORIAL SALUD	1,800,000,000		1,800,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	700,000,000		700,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	12,502,880,000		12,502,880,000
	300	INTERSUBSECTORIAL SALUD	12,302,880,000		12,302,880,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	200,000,000		200,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	300,000,000		300,000,000
	300	INTERSUBSECTORIAL SALUD	300,000,000		300,000,000
620		SUBSIDIOS DIRECTOS	201,734,520,000		201,734,520,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	121,852,220,000		121,852,220,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	79,882,300,000		79,882,300,000
630		TRANSFERENCIAS	1,055,827,250,427		1,055,827,250,427
	304	SERVICIOS INTEGRALES DE SALUD	1,035,432,590,427		1,035,432,590,427
	1302	BIENESTAR SOCIAL A TRABAJADORES	20,394,660,000		20,394,660,000
TOTAL PRESUPUESTO SECCION			9,626,932,366,619		9,626,932,366,619

SECCION: 3602
SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		61,519,253,000	61,519,253,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		258,800,000	258,800,000
C.		PRESUPUESTO DE INVERSION		645,248,830,000	645,248,830,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,000,000,000	2,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		2,000,000,000	2,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		3,000,000,000	3,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		3,000,000,000	3,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		427,166,401,000	427,166,401,000
	704	CAPACITACION TECNICA NO PROFESIONAL		415,070,269,000	415,070,269,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		12,096,132,000	12,096,132,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		66,992,202,000	66,992,202,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1302	BIENESTAR SOCIAL A TRABAJADORES		66,992,202,000	66,992,202,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS		86,965,427,000	86,965,427,000
704	CAPACITACION TECNICA NO PROFESIONAL		86,965,427,000	86,965,427,000
610	CREDITOS		26,624,800,000	26,624,800,000
1302	BIENESTAR SOCIAL A TRABAJADORES		26,624,800,000	26,624,800,000
620	SUBSIDIOS DIRECTOS		32,500,000,000	32,500,000,000
1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		32,500,000,000	32,500,000,000
TOTAL PRESUPUESTO SECCION			707,026,883,000	707,026,883,000
	SECCION: 3603 **FONDO DE PREVISION SOCIAL DEL CONGRESO**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	176,730,289,000	14,818,490,500	191,548,779,500
TOTAL PRESUPUESTO SECCION		176,730,289,000	14,818,490,500	191,548,779,500
	SECCION: 3604 **CAJA DE PREVISION SOCIAL DE LA SUPERINTENDENCIA BANCARIA EN LIQUIDACION**			
A.	PRESUPUESTO DE FUNCIONAMIENTO		11,968,652,000	11,968,652,000
C.	PRESUPUESTO DE INVERSION		9,392,510,000	9,392,510,000
640	INVERSIONES Y APORTES FINANCIEROS		9,392,510,000	9,392,510,000
1302	BIENESTAR SOCIAL A TRABAJADORES		9,392,510,000	9,392,510,000
TOTAL PRESUPUESTO SECCION			21,361,162,000	21,361,162,000
	SECCION: 3605 **FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	251,857,128,000	35,121,139,000	286,978,267,000
TOTAL PRESUPUESTO SECCION		251,857,128,000	35,121,139,000	286,978,267,000
	SECCION: 3606 **INSTITUTO NACIONAL DE SALUD (INS)**			
A.	PRESUPUESTO DE FUNCIONAMIENTO	8,168,200,000	739,300,000	8,907,500,000
C.	PRESUPUESTO DE INVERSION	4,657,260,000	906,880,000	5,564,140,000
212	MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	872,000,000	380,000,000	1,252,000,000
300	INTERSUBSECTORIAL SALUD	872,000,000	380,000,000	1,252,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	280,000,000	80,000,000	360,000,000
406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	280,000,000	80,000,000	360,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,542,000,000	263,000,000	1,805,000,000
300	INTERSUBSECTORIAL SALUD	1,542,000,000	263,000,000	1,805,000,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,833,000,000	167,000,000	2,000,000,000
300	INTERSUBSECTORIAL SALUD	1,833,000,000	167,000,000	2,000,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	130,260,000	16,880,000	147,140,000
304	SERVICIOS INTEGRALES DE SALUD	130,260,000	16,880,000	147,140,000
TOTAL PRESUPUESTO SECCION		12,825,460,000	1,646,180,000	14,471,640,000
	SECCION: 3607 **INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)**			
A.	PRESUPUESTO DE FUNCIONAMIENTO		132,204,980,000	132,204,980,000
C.	PRESUPUESTO DE INVERSION	18,201,000,000	1,032,768,643,000	1,050,969,643,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,807,000,000		8,807,000,000
1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	8,807,000,000		8,807,000,000
123	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		13,000,000,000	13,000,000,000
300	INTERSUBSECTORIAL SALUD		13,000,000,000	13,000,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		6,700,000,000	6,700,000,000
300	INTERSUBSECTORIAL SALUD		6,700,000,000	6,700,000,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		13,000,000,000	13,000,000,000
300	INTERSUBSECTORIAL SALUD		13,000,000,000	13,000,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	9,394,000,000	996,986,643,000	1,006,380,643,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	9,394,000,000	996,986,643,000	1,006,380,643,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,500,000,000	1,500,000,000
	300	INTERSUBSECTORIAL SALUD		1,500,000,000	1,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,582,000,000	1,582,000,000
	300	INTERSUBSECTORIAL SALUD		1,582,000,000	1,582,000,000
TOTAL PRESUPUESTO SECCION			18,201,000,000	1,164,973,623,000	1,183,174,623,000

SECCION: 3608
SUPERINTENDENCIA NACIONAL DE SALUD

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		9,102,600,000	9,102,600,000
C.		PRESUPUESTO DE INVERSION	1,881,000,000	500,000,000	2,381,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	850,000,000		850,000,000
	300	INTERSUBSECTORIAL SALUD	850,000,000		850,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	350,000,000		350,000,000
	300	INTERSUBSECTORIAL SALUD	350,000,000		350,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	381,000,000	500,000,000	881,000,000
	300	INTERSUBSECTORIAL SALUD	381,000,000	500,000,000	881,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	300,000,000		300,000,000
	300	INTERSUBSECTORIAL SALUD	300,000,000		300,000,000
TOTAL PRESUPUESTO SECCION			1,881,000,000	9,602,600,000	11,483,600,000

SECCION: 3609
INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		4,420,000,000	4,420,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.	PRESUPUESTO DE INVERSION		9,572,198,000	9,572,198,000
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,206,000,000	1,206,000,000
300	INTERSUBSECTORIAL SALUD		1,206,000,000	1,206,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		2,357,479,000	2,357,479,000
300	INTERSUBSECTORIAL SALUD		2,357,479,000	2,357,479,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		511,013,000	511,013,000
300	INTERSUBSECTORIAL SALUD		511,013,000	511,013,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS		272,298,000	272,298,000
300	INTERSUBSECTORIAL SALUD		272,298,000	272,298,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		941,245,000	941,245,000
301	PREVENCION EN SALUD		941,245,000	941,245,000
510	ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,284,163,000	4,284,163,000
301	PREVENCION EN SALUD		4,284,163,000	4,284,163,000
TOTAL PRESUPUESTO SECCION			13,992,198,000	13,992,198,000
	SECCION: 3701 MINISTERIO DEL INTERIOR Y LA JUSTICIA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	109,935,092,094		109,935,092,094
C.	PRESUPUESTO DE INVERSION	20,872,900,000		20,872,900,000
112	ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	500,000,000		500,000,000
1107	TENENCIA DE LA TIERRA	500,000,000		500,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
802	SISTEMA PENITENCIARIO Y CARCELARIO	10,000,000,000		10,000,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,278,080,000		2,278,080,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
1000	INTERSUBSECTORIAL GOBIERNO	1,495,630,000		1,495,630,000
1001	ATENCION DE EMERGENCIAS Y DESASTRES	782,450,000		782,450,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	103,770,000		103,770,000
1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	103,770,000		103,770,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	100,000,000		100,000,000
1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,891,050,000		7,891,050,000
800	INTERSUBSECTORIAL JUSTICIA	1,518,150,000		1,518,150,000
1000	INTERSUBSECTORIAL GOBIERNO	6,372,900,000		6,372,900,000
TOTAL PRESUPUESTO SECCION		130,807,992,094		130,807,992,094
	SECCION: 3702 FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,169,146,633		1,169,146,633
TOTAL PRESUPUESTO SECCION		1,169,146,633		1,169,146,633
	SECCION: 3703 DIRECCION NACIONAL DEL DERECHO DE AUTOR			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,304,731,647		1,304,731,647
TOTAL PRESUPUESTO SECCION		1,304,731,647		1,304,731,647
	SECCION: 3704 CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,348,535,975		1,348,535,975
C.	PRESUPUESTO DE INVERSION	7,000,000,000		7,000,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	7,000,000,000		7,000,000,000
1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	7,000,000,000		7,000,000,000
TOTAL PRESUPUESTO SECCION		8,348,535,975		8,348,535,975

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	SECCION: 3705 SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
A.	PRESUPUESTO DE FUNCIONAMIENTO		100,457,075,385	100,457,075,385
C.	PRESUPUESTO DE INVERSION		103,000,000,000	103,000,000,000
113	MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		609,000,000	609,000,000
800	INTERSUBSECTORIAL JUSTICIA		609,000,000	609,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		22,750,000,000	22,750,000,000
800	INTERSUBSECTORIAL JUSTICIA		22,750,000,000	22,750,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,641,000,000	2,641,000,000
800	INTERSUBSECTORIAL JUSTICIA		2,641,000,000	2,641,000,000
630	TRANSFERENCIAS		77,000,000,000	77,000,000,000
803	ADMINISTRACION DE JUSTICIA		77,000,000,000	77,000,000,000
TOTAL PRESUPUESTO SECCION			203,457,075,385	203,457,075,385
	SECCION: 3706 INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC			
A.	PRESUPUESTO DE FUNCIONAMIENTO	400,762,551,430	539,900,000	401,302,451,430
C.	PRESUPUESTO DE INVERSION	3,742,650,000		3,742,650,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	776,000,000		776,000,000
802	SISTEMA PENITENCIARIO Y CARCELARIO	776,000,000		776,000,000
221	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,200,650,000		1,200,650,000
802	SISTEMA PENITENCIARIO Y CARCELARIO	1,200,650,000		1,200,650,000
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	706,000,000		706,000,000
802	SISTEMA PENITENCIARIO Y CARCELARIO	706,000,000		706,000,000
320	PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	660,000,000		660,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

CTA. SUBC PROG SUBP		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	802	SISTEMA PENITENCIARIO Y CARCELARIO	660,000,000		660,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			404,505,201,430	539,900,000	405,045,101,430
		SECCION: 3707 DIRECCION NACIONAL DE ESTUPEFACIENTES			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,874,938,331	7,215,015,948	11,089,954,279
C.		PRESUPUESTO DE INVERSION	700,000,000		700,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	340,000,000		340,000,000
	800	INTERSUBSECTORIAL JUSTICIA	340,000,000		340,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	360,000,000		360,000,000
	800	INTERSUBSECTORIAL JUSTICIA	360,000,000		360,000,000
TOTAL PRESUPUESTO SECCION			4,574,938,331	7,215,015,948	11,789,954,279
TOTAL PRESUPUESTO NACIONAL			70,182,447,353,391	6,465,154,868,459	76,647,602,221,850

ARTICULO 3°. El monto de los gastos que se financiaran con los recursos que se someten a consideracion del Congreso de la Republica en virtud del proyecto de ley de financiamiento que se presentara al Congreso en los terminos del art culo 347 de la Constitucion Pol tica, ascienden a la suma de UN BILLON DE PESOS MONEDA LEGAL ($1.000.000.000.000) con lo cual el presupuesto total de apropiaciones, se fija en un valor de SETENTA Y SIETE BILLONES SEISCIENTOS CUARENTA Y SIETE MIL SEISCIENTOS DOS MILLONES DOSCIENTOS VEINTIUN MIL OCHOCIENTOS CINCUENTA PESOS MONEDA LEGAL ($77,647,602,221,850).

CTA. SUBC PROG SUBP		CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0201 PRESIDENCIA DE LA REPUBLICA			
C.		PRESUPUESTO DE INVERSION.	105,325,000,000		105,325,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	100,325,000,000		100,325,000,000
	700	INTERSUBSECTORIAL EDUCACION	325,000,000		325,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000,000		100,000,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,000,000,000		5,000,000,000
1000	INTERSUBSECTORIAL GOBIERNO	5,000,000,000		5,000,000,000
	TOTAL PRESUPUESTO SECCION	105,325,000,000		105,325,000,000
	SECCION: 0301 DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION			
C.	PRESUPUESTO DE INVERSION.	11,500,000,000		11,500,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	11,500,000,000		11,500,000,000
1000	INTERSUBSECTORIAL GOBIERNO	11,500,000,000		11,500,000,000
	TOTAL PRESUPUESTO SECCION	11,500,000,000		11,500,000,000
	SECCION: 0401 DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)			
C.	PRESUPUESTO DE INVERSION.	2,000,000,000		2,000,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,000,000,000		2,000,000,000
1000	INTERSUBSECTORIAL GOBIERNO	2,000,000,000		2,000,000,000
	TOTAL PRESUPUESTO SECCION	2,000,000,000		2,000,000,000
	SECCION: 0501 DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA			
C.	PRESUPUESTO DE INVERSION.	2,000,000,000		2,000,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,000,000,000		2,000,000,000
1000	INTERSUBSECTORIAL GOBIERNO	2,000,000,000		2,000,000,000
	TOTAL PRESUPUESTO SECCION	2,000,000,000		2,000,000,000
	SECCION: 1301 MINISTERIO DE HACIENDA Y CREDITO PUBLICO			
A.	PRESUPUESTO DE FUNCIONAMIENTO.	26,000,000,000		26,000,000,000
C.	PRESUPUESTO DE INVERSION.	3,651,000,000		3,651,000,000
610	CREDITOS	3,651,000,000		3,651,000,000
304	SERVICIOS INTEGRALES DE SALUD	3,651,000,000		3,651,000,000
	TOTAL PRESUPUESTO SECCION	29,651,000,000		29,651,000,000
	SECCION: 1501 MINISTERIO DE DEFENSA NACIONAL			
A.	PRESUPUESTO DE FUNCIONAMIENTO.	191,800,000,000		191,800,000,000
C.	PRESUPUESTO DE INVERSION.	23,148,000,000		23,148,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	23,148,000,000		23,148,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	23,148,000,000		23,148,000,000
	TOTAL PRESUPUESTO SECCION	214,948,000,000		214,948,000,000
	SECCION: 1503			
	CAJA DE RETIRO DE LAS FUERZAS MILITARES			
A.	PRESUPUESTO DE FUNCIONAMIENTO.	16,810,000,000		16,810,000,000
	TOTAL PRESUPUESTO SECCION	16,810,000,000		16,810,000,000
	SECCION: 1601			
	POLICIA NACIONAL			
A.	PRESUPUESTO DE FUNCIONAMIENTO.	58,200,000,000		58,200,000,000
	TOTAL PRESUPUESTO SECCION	58,200,000,000		58,200,000,000
	SECCION: 1701			
	MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL			
C.	PRESUPUESTO DE INVERSION.	63,700,000,000		63,700,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	10,000,000,000		10,000,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	10,000,000,000		10,000,000,000
430	LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	700,000,000		700,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	700,000,000		700,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	25,000,000,000		25,000,000,000
1106	COMERCIALIZACION	25,000,000,000		25,000,000,000
610	CREDITOS	20,000,000,000		20,000,000,000
1100	INTERSUBSECTORIAL AGROPECUARIO	20,000,000,000		20,000,000,000
630	TRANSFERENCIAS	8,000,000,000		8,000,000,000
902	MANEJO	8,000,000,000		8,000,000,000
	TOTAL PRESUPUESTO SECCION	63,700,000,000		63,700,000,000
	SECCION: 2101			
	MINISTERIO DE MINAS Y ENERGIA			
C.	PRESUPUESTO DE INVERSION.	175,000,000,000		175,000,000,000
620	SUBSIDIOS DIRECTOS	175,000,000,000		175,000,000,000
500	INTERSUBSECTORIAL ENERGIA	175,000,000,000		175,000,000,000
	TOTAL PRESUPUESTO SECCION	175,000,000,000		175,000,000,000
	SECCION: 2402			
	INSTITUTO NACIONAL DE VIAS			
C.	PRESUPUESTO DE INVERSION.	50,000,000,000		50,000,000,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000,000		50,000,000,000

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

CTA. SUBC PROG SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
601	RED TRONCAL NACIONAL	50,000,000,000		50,000,000,000
	TOTAL PRESUPUESTO SECCION	50,000,000,000		50,000,000,000
	SECCION: 2413 **INSTITUTO NACIONAL DE CONCESIONES - INCO**			
C.	PRESUPUESTO DE INVERSION.	63,200,000,000		63,200,000,000
530	ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	63,200,000,000		63,200,000,000
600	INTERSUBSECTORIAL TRANSPORTE	63,200,000,000		63,200,000,000
	TOTAL PRESUPUESTO SECCION	63,200,000,000		63,200,000,000
	SECCION: 3601 **MINISTERIO DE LA PROTECCION SOCIAL**			
A.	PRESUPUESTO DE FUNCIONAMIENTO.	170,055,000,000		170,055,000,000
C.	PRESUPUESTO DE INVERSION.	36,294,000,000		36,294,000,000
630	TRANSFERENCIAS	36,294,000,000		36,294,000,000
304	SERVICIOS INTEGRALES DE SALUD	36,294,000,000		36,294,000,000
	TOTAL PRESUPUESTO SECCION	206,349,000,000		206,349,000,000
	SECCION: 3701 **MINISTERIO DEL INTERIOR Y LA JUSTICIA**			
C.	PRESUPUESTO DE INVERSION.	1,317,000,000		1,317,000,000
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,317,000,000		1,317,000,000
1000	INTERSUBSECTORIAL GOBIERNO	1,317,000,000		1,317,000,000
	TOTAL PRESUPUESTO SECCION	1,317,000,000		1,317,000,000
	TOTAL PRESUPUESTO NACIONAL	1,000,000,000,000		1,000,000,000,000

ARTICULO 4o. Se entienden incorporados al presupuesto de rentas y recursos de capital, los ingresos provenientes del proyecto de ley de financiamiento a que se refiere el art culo 347 de la Constitucion Pol tica que presente el Ejecutivo por la suma de UN BILLON DE PESOS MONEDA LEGAL ($1.000.000.000.000), si el Congreso de la Republica la aprueba, con el objeto de equilibrar el presupuesto de Ingresos con el de Gastos.

TERCERA PARTE

DISPOSICIONES GENERALES

ARTICULO 5o. Las disposiciones generales del presente decreto son complementarias de las Leyes 38 de 1989, 179 de 1994 y 225 de 1995, Organicas del Presupuesto, y deben aplicarse en armon a con estas.

***

CAPITULO I

DEL CAMPO DE APLICACION

ARTICULO 6o. Las disposiciones generales rigen para los organos que conforman el Presupuesto General de la Nacion y para los recursos de la Nacion asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Econom a Mixta con el regimen de aquellas.

Los fondos sin personer a jur dica deberan ser creados por ley o por su autorizacion expresa y estaran sujetos a las normas y procedimientos establecidos en la Constitucion Pol tica, el Estatuto Organico del Presupuesto, el presente decreto y las demas normas que reglamenten los organos a los cuales pertenecen.

CAPITULO II

DE LAS RENTAS Y RECURSOS

ARTICULO 7o. El Gobierno Nacional podra emitir t tulos de Tesorer a, TES, Clase "B" con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contaran con la garant a solidaria del Banco de la Republica; el estimativo de los ingresos producto de su colocacion se incluira en el Presupuesto General de la Nacion como recursos de capital, con excepcion de los provenientes de la colocacion de t tulos para operaciones temporales de tesorer a; sus rendimientos se atenderan con cargo al Presupuesto General de la Nacion; su redencion se atendera con cargo a los recursos del Presupuesto General de la Nacion, con excepcion de las operaciones temporales de tesorer a cuyo monto de emision se fijara en el decreto que las autorice; podran ser administrados directamente por la Nacion; podran ser denominados en moneda extranjera; su emision solo requerira del decreto que la autorice y fije sus condiciones financieras; su emision no afectara el cupo de endeudamiento y estara limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de estas.

ARTICULO 8o. La Direccion General de Credito Publico del Ministerio de Hacienda y Credito Publico informara a los diferentes organos las fechas de perfeccionamiento y desembolso de los recursos del credito interno y externo de la Nacion. Los establecimientos publicos del orden nacional reportaran a la referida Direccion el monto y las fechas de los recursos de credito externo e interno contratados directamente.

ARTICULO 9o. Cuando exista apropiacion presupuestal en el servicio de la deuda publica podran efectuarse anticipos en el pago de los contratos de emprestito. Igualmente podra atenderse con cargo a la vigencia en curso las del servicio de la deuda publica correspondiente al mes de enero de 2005.

ARTICULO 10o. La representacion legal y la ordenacion del gasto del servicio de la deuda esta a cargo del Ministro de Hacienda y Credito Publico o en quien este delegue, segun las disposiciones de la Ley Organica del Presupuesto.

ARTICULO 11o. Los gastos que sean necesarios para la administracion, consecucion y servicio de las operaciones de credito publico, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demas relacionadas con los recursos del Credito seran atendidos con cargo a las apropiaciones del Servicio de la Deuda Publica.

***

ARTICULO 12o. Facultase a la Direccion General del Tesoro Nacional para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de t tulos valores emitidos por la Nacion, el Banco de la Republica, Fogaf n, entidades sujetas al control y vigilancia de la Superintendencia Bancaria y otros gobiernos y tesorer as; compra de deuda de la Nacion; compras con pacto de retroventa con entidades publicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Bancaria, dentro de los cupos que autorice el Ministro de Hacienda y Credito Publico; depositos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Bancaria; depositos a termino y compras de t tulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demas que autorice el Gobierno Nacional; as mismo, prestamos transitorios a la Direccion General del Tesoro Nacional, reconociendo tasa de mercado durante el periodo de utilizacion, evento que no implica unidad de caja; y prestamos de t tulos valores a la citada Direccion a tasas de mercado.

Paragrafo: Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Direccion General del Tesoro Nacional no pueda hacer unidad de caja con los recursos de los fondos que administre.

ARTICULO 13o. El Gobierno Nacional podra realizar sin operacion presupuestal alguna, sustituciones en su portafolio de inversiones con sus entidades descentralizadas, de conformidad con las normas legales vigentes.

ARTICULO 14o. Los ingresos corrientes de la Nacion y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro organo, deberan ser consignados en la Direccion General del Tesoro Nacional, por quienes esten encargados de su recaudo.

Las Superintendencias que no sean una seccion presupuestal deberan consignar mensualmente en la Direccion General del Tesoro Nacional, el valor total de las contribuciones establecidas en la Ley.

ARTICULO 15o. El Ministro de Hacienda y Credito Publico fijara los criterios tecnicos para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interes a corto y largo plazo.

ARTICULO 16o. Los rendimientos financieros originados con recursos de la Nacion, incluidos los negocios fiduciarios, deben ser consignados en la Direccion General del Tesoro Nacional en el mes siguiente de su recaudo.

ARTICULO 17o. Los establecimientos publicos podran pagar con sus ingresos propios obligaciones financiadas con recursos de la Nacion mientras la Direccion General del Tesoro Nacional del Ministerio de Hacienda y Credito Publico transfiere los dineros respectivos.

Igual procedimiento sera aplicable a los organos del Presupuesto General de la Nacion cuando administren fondos especiales y a las Empresas Industriales y Comerciales del Estado y Sociedades de Econom a Mixta con el regimen de aquellas sobre los recursos de la Nacion.

Estas operaciones deberan contar con autorizacion previa de la Direccion General del Tesoro Nacional.

***

CAPITULO III

DE LOS GASTOS

ARTICULO 18o. Las afectaciones al presupuesto se haran teniendo en cuenta la prestacion principal originada en los compromisos que se adquieran y con cargo a este rubro se cubriran los demas costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderan las obligaciones derivadas de estos compromisos, tales como, los costos imprevistos, ajustes y revision de valores e intereses moratorios y gastos de nacionalizacion.

ARTICULO 19o. Proh bese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reunan los requisitos legales o se configuren como hechos cumplidos. El representante legal y el ordenador del gasto o en quienes estos hayan delegado, responderan disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTICULO 20o. Para proveer empleos vacantes se requerira del certificado de disponibilidad presupuestal por la vigencia fiscal de 2004. Por medio de este, el Jefe de Presupuesto o quien haga sus veces garantizara la existencia de los recursos del 1° de enero al 31 de diciembre de 2004, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se debera expedir el certificado de disponibilidad presupuestal para lo que resta del ano fiscal.

Toda provision de empleos de los servidores publicos debera corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales.

Previo al reconocimiento de la Prima Tecnica se expedira el certificado de disponibilidad presupuestal. Por medio de este se debera garantizar la existencia de recursos del 1° de enero al 31 de diciembre de 2004.

La vinculacion de supemumerarios, por per odos superiores a tres meses, debera ser autorizada mediante resolucion suscrita por el jefe del respectivo organo.

ARTICULO 21o. La solicitud de modificacion a las plantas de personal requerira para su consideracion y tramite, por parte del Ministerio de Hacienda y Credito Publico -Direccion General del Presupuesto Publico Nacional-, los siguientes requisitos:

1. Exposicion de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeacion si se afectan los gastos de inversion.
5. Y los demas que la Direccion General del Presupuesto Publico Nacional considere pertinentes.

El Departamento Administrativo de la Funcion Publica aprobara las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido la viabilidad presupuestal del Ministerio de Hacienda y Credito Publico -Direccion General del Presupuesto Publico Nacional.

***

ARTICULO 22o. Los recursos destinados a programas de capacitacion y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o est mulos pecuniarios ocasionales que la ley no haya establecido para los servidores publicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitacion podran comprender matr culas de los funcionarios, que se giraran directamente a los establecimientos educativos, salvo lo previsto por el art culo 114 de la Ley 30 de 1992. Su otorgamiento se hara en virtud de la reglamentacion interna del organo respectivo.

ARTICULO 23o. La Direccion General del Presupuesto Publico Nacional del Ministerio de Hacienda y Credito Publico sera la competente para expedir la resolucion que regira la constitucion y funcionamiento de las cajas menores en los organos que conforman el Presupuesto General de la Nacion, y en las entidades nacionales con regimen presupuestal de Empresas Industriales y Comerciales del Estado con caracter no financiero, respecto de los recursos que le asigna la Nacion.

ARTICULO 24o. La adquisicion de los bienes que necesiten los organos que hacen parte del Presupuesto General de la Nacion para su funcionamiento y organizacion requieren de un Plan de Compras. Este plan debera aprobarse por cada organo acorde con las apropiaciones autorizadas en el Presupuesto General de la Nacion y se modificara cuando las apropiaciones que la respaldan sean modificadas.

Cuando los organos de que trata el art culo 6 del presente decreto requieran adquirir veh culos, deberan obtener autorizacion previa de la Direccion General del Presupuesto Publico Nacional. Para ello se debera incluir una justificacion en que se detalle el inventario de veh culos y su programa de reposicion. Exceptuanse los veh culos de los Presidentes de la Ramas del Poder Publico y los operativos de la Fuerza Publica y el Departamento Administrativo de Seguridad "DAS".

ARTICULO 25o. Se podra hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinacion ni cuant a, mediante resolucion suscrita por el jefe del respectivo organo. En el caso de los establecimientos publicos del orden nacional estas distribuciones se haran por resolucion o acuerdo de las Juntas o Consejos Directivos. Si no existen Juntas o Consejos Directivos lo hara el representante legal de estos.

Dichos actos administrativos requeriran para su validez de la aprobacion del Ministerio de Hacienda y Credito Publico - Direccion General del Presupuesto Publico Nacional.

Los jefes de los organos responderan por la legalidad de los actos en mencion.

A fin de evitar duplicaciones en los casos en los cuales la distribucion afecte el presupuesto de otro organo que haga parte del Presupuesto General de la Nacion, el mismo acto administrativo servira de base para realizar los ajustes correspondientes en el organo que distribuye e incorporar las del organo receptor. La ejecucion presupuestal de estas debera iniciarse en la misma vigencia de la distribucion; en caso de requerirse se abriran subordinales.

El jefe del organo o en quien este haya delegado la ordenacion del gasto podra efectuar a nivel del decreto de liquidacion asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestion, sin que las mismas impliquen cambiar su destinacion. Estas asignaciones para su validez no requeriran aprobacion del Ministerio de Hacienda y Credito Publico – Direccion General del Presupuesto Publico Nacional.

* * *

ARTICULO 26o. Los organos de que trata el art culo 6 del presente decreto podran pactar anticipos unicamente cuando cuenten con Programa Anual Mensualizado de Caja- PAC aprobado.

ARTICULO 27o. El Gobierno Nacional en el decreto de liquidacion clasificara y definira los ingresos y gastos. As mismo, cuando las partidas se incorporen en numerales rent sticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicara en el sitio que corresponda.

El Ministerio de Hacienda y Credito Publico -Direccion General del Presupuesto Publico Nacional- hara mediante Resolucion, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversion requerira del concepto previo favorable del Departamento Nacional de Planeacion.

En el evento en que la distribucion de los recursos del Fondo Nacional de Regal as contenidos en la presente Ley del Presupuesto, no fueren concordantes con el texto constitucional vigente en el momento en que se expida el decreto de liquidacion, estas partidas se ajustaran a las disposiciones constitucionales aplicables, y a las normas legales que las desarrollen, en especial a lo previsto en la Ley 141 de 1994 y en la Ley 756 de 2002, ajuste que se realizara en dicho decreto.

ARTICULO 28o. El Ministerio de Hacienda y Credito Publico -Direccion General del Presupuesto Publico Nacional- de oficio o a peticion del Jefe del organo respectivo, hara por resolucion las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripcion y aritmeticos que figuren en el Presupuesto General de la Nacion para la vigencia fiscal de 2004.

ARTICULO 29o. El Ministerio de Hacienda y Credito Publico -Direccion General del Presupuesto Publico Nacional- podra abstenerse de adelantar los tramites de cualquier operacion presupuestal de las entidades senaladas en el art culo 6 del presente decreto que incumplan los objetivos y metas trazados en el Plan Financiero, en la Programacion Macroeconomica del Gobierno Nacional y en el Programa Anual de Caja. Para tal efecto, los organos y entidades enviaran a la Direccion General del Presupuesto Publico Nacional informes mensuales sobre la ejecucion de ingresos y gastos, dentro de los cinco (5) primeros d as del mes siguiente.

ARTICULO 30o. Los compromisos y las obligaciones de los organos que sean una seccion del Presupuesto General de la Nacion correspondientes a las apropiaciones financiadas con rentas provenientes de contratos o convenios, solo podran ser asumidos cuando estos se hayan perfeccionado.

ARTICULO 31o. Cuando los organos que hacen parte del Presupuesto General de la Nacion, celebren contratos entre s , con excepcion de los de credito, que afecten sus presupuestos, haran los ajustes mediante resoluciones del Jefe del organo respectivo. En el caso de los Establecimientos Publicos del Orden Nacional, las Superintendencias y Unidades Administrativas Especiales con personer a jur dica as como las senaladas en el art culo 5º del Estatuto Organico del Presupuesto, dichos ajustes deberan realizarse por acuerdo o resolucion de las juntas o consejos directivos o el representante legal del organo, si no existen juntas o consejos directivos.

Para iniciar la ejecucion de los actos a que se refiere el inciso anterior, el Ministerio de Hacienda y Credito Publico –Direccion General del Presupuesto Publico Nacional- aprobara las resoluciones o los acuerdos que deberan ser remitidos para estos efectos, acompanados del respectivo certificado de disponibilidad presupuestal y su justificacion economica en la cual se senale el objeto, valor y duracion de los contratos.

Los jefes de los organos responderan por la legalidad de los actos en mencion.

ARTICULO 32o. Cuando los organos que conforman el Presupuesto General de la Nacion posean bienes muebles o inmuebles que en la actualidad no esten utilizando o que no sean necesarios para el desarrollo normal de sus funciones, deberan desarrollar todas las actividades tendientes a enajenarlos o arrendarlos, ofreciendolos prioritariamente a los municipios y departamentos.

As mismo, cuando dichos organos funcionen en inmuebles de propiedad de particulares en calidad de arrendatarios, deberan durante la vigencia fiscal de 2004 efectuar las gestiones necesarias para su traslado a un inmueble que actualmente no se encuentre ocupado por otra entidad publica y que sean de su propiedad.

ARTICULO 33o. Ningun organo podra contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nacion, sin que exista la ley aprobatoria de tratados publicos o que el Presidente de la Republica haya autorizado su aplicacion provisional en los terminos del art culo 224 de la Constitucion Pol tica.

Los aportes y contribuciones de la Republica de Colombia a los Organismos Financieros Internacionales se pagaran con cargo al Presupuesto General de la Nacion, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que seran pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

ARTICULO 34o. Los organos que conforman el Presupuesto General de la Nacion deberan reintegrar, dentro del primer trimestre de 2004, a la Direccion General del Tesoro Nacional, y a sus tesorer as cuando correspondan a recursos propios, los recursos originados en convenios con organismos internacionales que no esten amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de la vigencia fiscal 2002 y anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demas reditos originados en aquellos, con el soporte correspondiente.

CAPITULO IV

DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTICULO 35o. Las reservas presupuestales y las cuentas por pagar de los organos que conforman el Presupuesto General de la Nacion, correspondientes al ano 2003, deberan constituirse a mas tardar el 20 de enero de 2004 y remitirse a la Direccion General del Presupuesto Publico Nacional en la misma fecha. Las primeras seran constituidas por el ordenador del gasto y el jefe de presupuesto o quien haga sus veces, y las segundas por el ordenador del gasto y el tesorero de cada organo.

Cuando se trate de aportes de la Nacion a las Empresas Industriales y Comerciales del Estado o a las Sociedades de Econom a Mixta con el regimen de aquellas, tanto las reservas como las cuentas por pagar deberan constituirse en el mismo plazo, por el ordenador del gasto y el jefe de presupuesto o por quien haga sus veces, en el primer caso, y por el ordenador del gasto y el tesorero de cada empresa o sociedad en el segundo caso.

Igual procedimiento sera aplicable a las Superintendencias y a las Unidades Administrativas Especiales cuando no figuren como secciones presupuestales.

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

Unicamente en casos excepcionales se podran efectuar correcciones a la informacion suministrada respecto de la constitucion de las reservas presupuestales y/o cuentas por pagar. Estas correcciones se podran efectuar hasta el 15 de febrero de 2004.

Los casos excepcionales seran calificados por el jefe del organo o representante legal del organo o entidad, segun el caso.

ARTICULO 36o. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2003, los dineros sobrantes seran reintegrados a la Direccion General del Tesoro Nacional.

Las cuentas por pagar y las reservas presupuestales correspondientes a la vigencia fiscal de 2003 que no hubieren sido ejecutadas a 31 de diciembre de 2004 expiraran sin excepcion. En consecuencia, deberan ser reintegrados a la Direccion General del Tesoro Nacional.

Los recursos incorporados en el Presupuesto General de la Nacion con destino a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Econom a Mixta con el regimen de aquellas, que no hayan sido comprometidos o ejecutados a 31 diciembre de 2004, deberan ser reintegrados por estas a la Direccion General del Tesoro Nacional.

Paragrafo: Los reintegros de que trata el inciso primero del presente art culo deberan realizarse por el ordenador del gasto y el funcionario de manejo del respectivo organo, a mas tardar el 20 de enero de 2004. Los mismos funcionarios reintegraran los recursos a que se refieren los incisos segundo y tercero, a mas tardar el 20 de enero de 2005.

ARTICULO 37o. Cuando se haya adjudicado una licitacion, concurso de meritos o cualquier otro proceso de seleccion del contratista con todos los requerimientos legales, incluida la disponibilidad presupuestal, y su perfeccionamiento se efectue en la vigencia fiscal siguiente, se atendera con el presupuesto de esta ultima vigencia, previo el cumplimiento de los procedimientos presupuestales correspondientes.

CAPITULO V

DE LAS VIGENCIAS FUTURAS

ARTICULO 38o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del ano en que se concede la autorizacion caducan sin excepcion. En los casos de licitacion, concurso de meritos o cualquier otro proceso de seleccion, se entienden utilizados los cupos anuales de vigencias futuras con el acto de adjudicacion.

ARTICULO 39o. Las solicitudes para comprometer recursos de la Nacion, que afecten vigencias fiscales futuras de las Empresas Industriales y Comerciales del Estado o Sociedades de Econom a Mixta con regimen de aquellas, deberan tramitarse a traves de los organos que conforman el Presupuesto General de la Nacion a los cuales esten vinculadas.

CAPITULO VI

CLASIFICACION DE LOS GASTOS

ARTICULO 40o. Las apropiaciones incluidas en el presupuesto para la vigencia fiscal de 2004 se clasifican en la siguiente forma:

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

A -	FUNCIONAMIENTO
1	GASTOS DE PERSONAL
1.1	SERVICIOS PERSONALES ASOCIADOS A LA NOMINA
1.1.1	SUELDOS PERSONAL DE NOMINA
1.1.2	HORAS EXTRAS Y DIAS FESTIVOS
1.1.3	INDEMNIZACION POR VACACIONES
1.1.4	PRIMA TECNICA
1.1.5	OTROS GASTOS POR SERVICIOS PERSONALES
1.2	SERVICIOS PERSONALES INDIRECTOS
1.3	CONTRIBUCIONES INHERENTES A LA NOMINA AL SECTOR PRIVADO
1.4	CONTRIBUCIONES INHERENTES A LA NOMINA AL SECTOR PUBLICO
2.	GASTOS GENERALES
2.1	ADQUISICION DE BIENES
2.2	ADQUISICION DE SERVICIOS
2.3	IMPUESTOS Y MULTAS
3.	TRANSFERENCIAS CORRIENTES
4.	GASTOS DE COMERCIALIZACION Y PRODUCCION
B -	SERVICIO DE LA DEUDA PUBLICA
C -	INVERSION

CAPITULO VII

DEFINICION DE LOS GASTOS

ARTICULO 41o. Las apropiaciones incluidas en el presupuesto para la vigencia fiscal de 2004 se definen en la siguiente forma:

A- FUNCIONAMIENTO

Son aquellos que tienen por objeto atender las necesidades de los organos para cumplir a cabalidad con las funciones asignadas en la constitucion y la ley.

1. GASTOS DE PERSONAL

Corresponden a aquellos gastos que debe hacer el Estado como contraprestacion de los servicios que recibe sea por una relacion laboral o a traves de contratos, los cuales se definen como sigue:

1.1 SERVICIOS PERSONALES ASOCIADOS A LA NOMINA

Comprende la remuneracion por concepto de sueldos y demas factores salariales legalmente establecidos, de los servidores publicos vinculados a la planta de personal, tales como:

1.1.1 SUELDOS DE PERSONAL DE NOMINA

Pago de las remuneraciones a los servidores publicos que incluye la jornada ordinaria, nocturna, las jornadas mixtas, el trabajo ordinario en d as dominicales y festivos y los incrementos por antiguedad.

1.1.2 HORAS EXTRAS Y DIAS FESTIVOS

Remuneracion al trabajo realizado en horas adicionales a la jornada ordinaria diurna o nocturna, o en d as dominicales y festivos. Su reconocimiento y pago estan sujetos a las limitaciones establecidas en las disposiciones legales vigentes.

1.1.3 INDEMNIZACION POR VACACIONES

Compensacion en dinero por vacaciones causadas y no disfrutadas que se paga al personal que se desvincula o a quienes, por necesidades del servicio, no pueden tomarlas en tiempo. La afectacion de este rubro requiere resolucion motivada suscrita por el Jefe del respectivo organo.

1.1.4 PRIMA TECNICA

Reconocimiento economico a algunos servidores publicos que se pagara de acuerdo al cargo que desempene y una vez sea otorgada conforme a los requerimientos legales.

1.1.5 OTROS GASTOS POR SERVICIOS PERSONALES

Son aquellos gastos por servicios personales asociados a la nomina que no se encuentran bajo las denominaciones anteriores, igualmente, incluyen las remuneraciones especiales del Ministerio de Defensa Nacional y de la Polic a Nacional, como lo son las bonificaciones por seguro de vida colectivo, dragoneante, polic a militar y guardia presidencial, buena conducta, cuerpo profesional y por licenciamiento, partida alimentacion soldados, partida especial de alimentacion cobertura de fronteras, primas de instalacion y de alojamiento en el exterior, y el auxilio de transporte establecido en la Ley 48 de 1993.

Dentro de los gastos por este concepto se atienden tambien, entre otros, los siguientes:

GASTOS DE REPRESENTACION

Parte de la remuneracion de ciertos servidores publicos que las disposiciones legales han previsto.

BONIFICACION POR SERVICIOS PRESTADOS

Pago por cada ano continuo de servicios a que tienen derecho los empleados publicos y, segun lo contratado, los trabajadores oficiales, equivalente a los porcentajes senalados por las normas legales vigentes sobre la materia, correspondientes a la asignacion basica, incrementos por antiguedad y gastos de representacion.

SUBSIDIO DE ALIMENTACION

Pago a los empleados publicos y, segun lo contratado, a los trabajadores oficiales de determinados niveles salariales para contribuir a su manutencion en la cuant a y condiciones senaladas por la ley. Cuando el organo suministre la alimentacion a sus servidores no habra lugar a este reconocimiento.

AUXILIO DE TRANSPORTE

Pago a los empleados publicos que por ley tienen derecho y, segun lo contratado, a los trabajadores oficiales, en la cuant a y condiciones establecidas para ello. Cuando el organo suministre el transporte a sus servidores no habra lugar a este reconocimiento.

***

PRIMA DE SERVICIO

Pago a que tienen derecho los empleados publicos y, segun lo contratado, los trabajadores oficiales, en forma proporcional al tiempo laborado, siempre que hubiere servido en el organo por lo menos un semestre.

PRIMA DE VACACIONES

Pago a que tienen derecho los empleados publicos y, segun lo contratado, los trabajadores oficiales, en los terminos del art culo 28 del decreto 1045 de 1978.

PRIMA DE NAVIDAD

Pago a que tienen derecho los empleados publicos y, segun lo contratado, los trabajadores oficiales, equivalente a un (1) mes de remuneracion o liquidado proporcionalmente al tiempo laborado, que se pagara en la primera quincena del mes de diciembre.

Igualmente, los soldados profesionales tienen derecho a percibir esta prima equivalente al 50% del salario basico devengado en el mes de noviembre del respectivo ano mas la prima de antiguedad.

PRIMAS EXTRAORDINARIAS

Corresponde a los pagos por concepto de primas legalmente otorgadas que seran pagaderas unicamente en los terminos, condiciones y por las veces que se establezcan en su creacion.

BONIFICACION ESPECIAL DE RECREACION

Pago a los empleados publicos y, segun lo contratado, a los trabajadores oficiales, equivalente a dos (2) d as de la asignacion basica mensual que les corresponda en el momento de iniciar el disfrute del respectivo per odo vacacional.

SUELDOS COMISIONES AL EXTERIOR

Consiste en la remuneracion a que tienen derecho los funcionarios del Ministerio de Defensa y la Polic a Nacional cuando estan en comisiones diplomaticas, administrativas, de estudios, de tratamiento medico o especiales al exterior, en forma permanente o transitoria.

No podran imputarse a este rubro los viaticos, primas y bonificaciones creadas por la ley, los cuales se atenderan con cargo a los rubros correspondientes. Tampoco podran atenderse las comisiones al exterior con cargo al rubro de sueldos de personal de nomina.

1.2 SERVICIOS PERSONALES INDIRECTOS

Son gastos destinados a atender la contratacion de personas jur dicas y naturales para que presten servicios calificados o profesionales, cuando no puedan ser desarrollados con personal de planta. As mismo, incluye la remuneracion del personal que se vincule en forma ocasional, para desarrollar actividades netamente temporales o para suplir a los servidores publicos en caso de licencias o vacaciones, dicha remuneracion cubrira las prestaciones sociales a que tenga derecho, as como las contribuciones a que haya lugar, tales como:

JORNALES

Salario estipulado por d as y pagadero por per odos no mayores de una semana, por el desempeno de actividades netamente transitorias que no pueden ser desarrolladas con personal de planta. Por este rubro se pagaran las prestaciones sociales y las transferencias si legalmente tienen derecho a ellas, previo certificado de disponibilidad presupuestal, expedido por el jefe de presupuesto del organo o quien haga sus veces.

PERSONAL SUPERNUMERARIO

Remuneracion al personal ocasional que la ley autorice vincular para suplir a los empleados publicos en caso de licencias o vacaciones, o para desarrollar actividades netamente transitorias que no puedan atenderse con personal de planta. Por este rubro se pagaran las prestaciones sociales y las transferencias a que legalmente tengan derecho los supernumerarios.

HONORARIOS

Por este rubro se deberan cubrir conforme a los reglamentos, los estipendios a los servicios profesionales, prestados en forma transitoria y esporadica, por personas naturales o jur dicas, para desarrollar actividades relacionadas con la atencion de los negocios o el cumplimiento de las funciones a cargo del organo contratante, cuando las mismas no puedan cumplirse con personal de planta. Por este rubro se podran pagar los honorarios de los miembros de las Juntas Directivas.

HONORARIOS TRIBUNALES DE ARBITRAMENTO

Por este rubro se deberan cubrir, conforme a los reglamentos, los estipendios a los servicios profesionales, prestados en forma transitoria y esporadica, por los arbitros designados por el Ministerio de Trabajo y Seguridad Social, para dirimir los conflictos laborales, una vez agotada la etapa de arreglo directo en la negociacion colectiva.

REMUNERACION SERVICIOS TECNICOS

Pago por servicios calificados a personas naturales o jur dicas que se prestan en forma continua para asuntos propios del organo, los cuales no pueden ser atendidos con personal de planta o que se requieran conocimientos especializados y estan sujetos al regimen contractual vigente.

HORAS CATEDRA

Se pagaran por este rubro, los profesores de catedra u ocasionales que laboren en instituciones de educacion superior a que se refieren los art culos 73 y 74 de la Ley 30 del 28 de diciembre de 1992.

1.3 CONTRIBUCIONES INHERENTES A LA NOMINA AL SECTOR PRIVADO

Corresponde a las contribuciones legales que debe hacer el organo como empleador, que tienen como base la nomina del personal de planta, destinadas a entidades del sector privado, tales como, Cajas de Compensacion Familiar, Fondos Administradores de Cesant as y Pensiones, Empresas Promotoras de Salud privadas, as como, las administradoras privadas de aportes que se destinan para accidentes de trabajo y enfermedad profesional.

1.4 CONTRIBUCIONES INHERENTES A LA NOMINA AL SECTOR PUBLICO

Corresponde a las contribuciones legales que debe hacer el organo como empleador, que tienen como base la nomina del personal de planta, destinadas a entidades del sector publico, tales como, SENA, ICBF, ESAP, Fondo Nacional de Ahorro, Fondos Administradores de Cesant as y Pensiones, Empresas Promotoras de Salud publicas, as como, las administradoras publicas de aportes que se destinan para accidentes de trabajo y enfermedad profesional.

2. GASTOS GENERALES

Son los gastos relacionados con la adquisicion de bienes y servicios necesarios para que el organo cumpla con las funciones asignadas por la constitucion y la ley; y con el pago de los impuestos y multas a que esten sometidos legalmente.

2.1 ADQUISICION DE BIENES

Corresponde a la compra de bienes muebles destinados a apoyar el desarrollo de las funciones del organo, tales como:

COMPRA DE EQUIPO

Adquisicion de bienes tangibles de consumo duradero que deben inventariarse.
Las adquisiciones se haran con sujecion al plan de compras.

Por este rubro se debe incluir el sofware.

MATERIALES Y SUMINISTROS

Adquisicion de bienes tangibles e intangibles de consumo final o fungibles que no se deban inventariar por las diferentes dependencias y no sean objeto de devolucion.

Las anteriores adquisiciones se haran con sujecion al plan de compras.

Por este rubro se deben incluir, diskettes, llantas, repuestos y accesorios.

GASTOS IMPREVISTOS

Erogaciones excepcionales de caracter eventual o fortuito de inaplazable e imprescindible realizacion para el funcionamiento de los organos.

No podran imputarse a este rubro gastos suntuarios o correspondientes a conceptos de adquisicion de bienes ya definidos, erogaciones periodicas o permanentes, ni utilizarse para completar partidas insuficientes.

La afectacion de este rubro requiere resolucion motivada, suscrita por el jefe del respectivo organo, previa aprobacion y registro de la division de presupuesto o la dependencia que haga sus veces.

OTROS GASTOS GENERALES POR ADQUISICION DE BIENES

Corresponden a aquellos gastos generales que no pueden ser clasificados dentro de las definiciones anteriores, autorizados por norma legal vigente, tales como:

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

* * *

SOSTENIMIENTO DE EMBAJADAS Y CONSULADOS

Erogaciones por concepto de papeler a y utiles de escritorio, elementos de aseo y demas gastos afines, que resulten necesarios para el funcionamiento de las embajadas y consulados.

SOSTENIMIENTO DE SEMOVIENTES

Gastos destinados a alimentacion, compra de medicamentos, ameses, herraje, atalaje y compra de animales.

GASTOS RESERVADOS

Erogaciones destinadas al cubrimiento de actividades de inteligencia e investigacion para la conservacion y el restablecimiento del Orden Publico y la represion del delito. Tambien podran atenderse gastos tendientes a la represion del contrabando.

Las operaciones de inteligencia incluyen los gastos de operacion y funcionamiento de redes de inteligencia, que son aquellas erogaciones que estando definidas en otros conceptos del gasto, no pueden ser efectuadas a traves de los canales administrativos normales en razon a la necesidad que tienen estas dependencias de operar en secreto, as como los gastos de operacion de los departamentos y direcciones de inteligencia del Comando General, Comandos de Fuerza, Direccion General de la Polic a Nacional y Departamento Administrativo de Seguridad.

Comprende la compra de bienes muebles, de bienes tangibles de consumo duradero que deben inventariarse y la adquisicion de bienes tangibles e intangibles de consumo final o fungibles que no se deben inventariar y que no son objeto de devolucion destinados a apoyar las acciones de Gastos Reservados, definidas en las distintas leyes que autorizan a las entidades publicas a ejecutar esta clase de gastos.

Con cargo a dicho rubro presupuestal tambien podran adelantarse para operaciones de inteligencia y de contrainteligencia, las compras de equipo tecnico de sonido y video, armamento y equipo criptografico, equipo tecnico de seguridad militar, equipo de seguridad de comunicaciones, equipo tecnico de sistemas, compra de material tecnico para inteligencia.

CAPACITACION, BIENESTAR SOCIAL Y ESTIMULOS

Erogaciones que tengan por objeto atender las necesidades de capacitacion, bienestar social y est mulos que autoricen las normas legales vigentes.

La Unidad de Salud del Ministerio de Defensa Nacional, podra pagar con cargo a este rubro los gastos de esta naturaleza al personal militar del area asistencial – medicos, odontologos, bacteriologos, enfermeros, auxiliares de enfermer a y psicologos – que estan al servicio del Subsistema de Salud de las Fuerzas Militares.

2.2 ADQUISICION DE SERVICIOS

Comprende la contratacion y el pago a personas jur dicas y naturales por la prestacion de un servicio que complementa el desarrollo de las funciones del organo y permiten mantener y proteger los bienes que son de su propiedad o estan a su cargo, as como los pagos por concepto de tasas a que esten sujetos los organos, tales como:

MANTENIMIENTO

Los gastos tendientes a la conservacion y reparacion de bienes muebles e inmuebles. Incluye el costo de los contratos por servicios de vigilancia y aseo.

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

***

SERVICIOS PUBLICOS

Erogaciones por concepto de servicios publicos domiciliarios, en especial los de acueducto, alcantarillado, recoleccion de basuras, energ a, gas natural, telefon a publica conmutada, y los de telefon a movil, sistemas troncalizados, telefon a satelital, servicios al valor agregado. Estas incluyen su instalacion y traslado.

ARRENDAMIENTOS

Alquiler de bienes muebles e inmuebles para el adecuado funcionamiento de los organos.

VIATICOS Y GASTOS DE VIAJE

Por este rubro se le reconoce a los empleados publicos y, segun lo contratado, a los trabajadores oficiales del respectivo organo, los gastos de alojamiento, alimentacion y transporte, cuando previa resolucion, deban desempenar funciones en lugar diferente a su sede habitual de trabajo.

El Departamento Administrativo de la Presidencia de la Republica y la Direccion Nacional de Estupefacientes podran pagar con cargo a este rubro los gastos de esta naturaleza al Personal Militar, de Polic a, de Seguridad y del INPEC a su servicio.

Este rubro tambien incluye los gastos de traslado de los empleados publicos y sus familias cuando esten autorizados para ello y, segun lo contratado, a los trabajadores oficiales.

De igual forma la Unidad de Salud del Ministerio de Defensa Nacional, podra pagar con cargo a este rubro los gastos de esta naturaleza al personal Militar del area asistencial- medicos, odontologos, bacteriologos, enfermeros, auxiliares de enfermer a y psicologos- que estan al servicio del Subsistema de Salud de las Fuerzas militares.

No se podran imputar a este rubro los gastos correspondientes a la movilizacion dentro del per metro urbano de cada ciudad, ni viaticos y gastos de viaje a contratistas, salvo que se estipule as en el respectivo contrato.

Los viaticos solo podran computarse como factor salarial para la liquidacion de cesant as y pensiones cuando se cumplan las condiciones senaladas en el literal i. del art culo 45 del decreto-ley 1045 de 1978.

Las entidades publicas a las cuales el Departamento Administrativo de Seguridad – DAS, o la Polic a Nacional presten servicios de proteccion y seguridad personal a sus funcionarios, podran cubrir con cargo al rubro de viaticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido designados por aquel para tal fin.

IMPRESOS Y PUBLICACIONES

Por este rubro se pueden ordenar y pagar los gastos por edicion de formas, escritos, publicaciones, revistas y libros, trabajos tipograficos, sellos, autenticaciones, suscripciones, adquisicion de revistas y libros, pago de avisos y videos de television.

COMUNICACIONES Y TRANSPORTE

Se cubre por este concepto aquellos gastos tales como los de mensajer a, correos, correo electronico, beeper, telegrafos, alquiler de l neas, embalaje y acarreo de los elementos. Igualmente incluye el transporte colectivo de los funcionarios del organo.

* * *

Por este rubro se podran imputar los gastos de transporte, en el per metro urbano o intermunicipal de los inspectores de trabajo, con sujecion a las leyes 23 de 1967 y 47 de 1975; as como de los funcionarios de la Unidad Administrativa Especial - Direccion de Impuestos y Aduanas Nacionales, cuando el desplazamiento deba realizarse a puertos, aeropuertos, almacenes generales de deposito, depositos habilitados o zonas francas, para las funciones de comercializacion, representacion externa, investigacion disciplinaria, operativa, cobranza, fiscalizacion, devolucion y liquidacion de los tributos administrados por la entidad. De la misma manera se podran imputar los gastos de transporte de los funcionarios que adelanten funciones operativas para llegar a bordo de los barcos de arribo en el proceso de recuperacion de documentos e inspeccion de mercanc as.

GASTOS JUDICIALES

Comprende los gastos que los organos deben realizar para atender la defensa del interes del Estado en los procesos judiciales que cursan en su contra diferentes a los honorarios de los abogados defensores.

Por este rubro se atenderan gastos, tales como: fotocopias de los expedientes, cauciones, traslado de testigos, transporte para efectuar peritazgos, costos de los tribunales de arbitramento distintos a los honorarios de los arbitros y demas costos judiciales relacionados con los procesos

SEGUROS

Corresponde al costo previsto en los contratos o polizas para amparar los bienes, muebles e inmuebles, de propiedad de la Nacion o de los Establecimientos Publicos Nacionales. La administracion debera adoptar las medidas que estime necesarias para garantizar que en caso de siniestro se reconozca la indemnizacion pertinente.

Este incluye las polizas que amparan los riesgos profesionales, a empleados de manejo, ordenadores y cuentadantes, cuyo valor debe ser proporcional a la responsabilidad de su manejo.

GASTOS DE OPERACION ADUANERA

Corresponde a aquellos gastos que, de acuerdo con los art culos 106 y 107 de la Ley 6a. de 1992 y art culos 529 y 530 del Decreto 2685 de diciembre 28 de 1999, "Estatuto Aduanero", deba realizar la Unidad Administrativa Especial - Direccion de Impuestos y Aduanas Nacionales, por concepto de transporte, cargue, descargue, empaque, inventarios y demas gastos necesarios para el traslado de las mercanc as del lugar de aprehension hasta el sitio donde estas deban ser depositadas.

Tambien se atenderan por este rubro los gastos ocasionados por avaluos, analisis de mercanc as, peritazgos, bodegajes y gastos orientados al alistamiento, preparacion, divulgacion, comision por venta de mercanc as aprehendidas, decomisadas o abandonadas a favor de la Nacion, y otros gastos realizados con ocasion de la comercializacion o disposicion de las mismas, por medio de la destruccion o donacion.

GASTOS IMPREVISTOS

Erogaciones excepcionales de caracter eventual o fortuito de inaplazable e imprescindible realizacion para el funcionamiento de los organos.

No podran imputarse a este rubro gastos suntuarios o correspondientes a conceptos de adquisicion de servicios ya definidos, erogaciones periodicas o permanentes, ni utilizarse para completar partidas insuficientes.

La afectacion de este rubro requiere resolucion motivada, suscrita por el jefe del respectivo organo, previa aprobacion y registro de la division de presupuesto o la dependencia que haga sus veces.

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OTROS GASTOS GENERALES POR ADQUISICION DE SERVICIOS

Corresponden a aquellos gastos generales que no pueden ser clasificados dentro de las definiciones anteriores, autorizados por norma legal vigente, como los gastos funerarios, los servicios medicos, hospitalarios y servicios portuarios y aeroportuarios de las Fuerzas Militares y la Polic a Nacional, as como los siguientes:

TRANSPORTE DE PRESOS

Erogaciones por concepto de remision y el traslado de los presos y guardianes encargados de su custodia y, excepcionalmente, de reclusos que recobren su libertad.

SOSTENIMIENTO DE EMBAJADAS Y CONSULADOS

Erogaciones por concepto de agua, luz, telefono, calefaccion, gas, remocion de nieve, cafeter a y jardiner a, servicio de vigilancia, fotocopias, reparaciones locativas, mantenimiento de maquinas y demas gastos afines, que resulten necesarios para el funcionamiento de las embajadas y consulados.

GASTOS RESERVADOS

Erogaciones destinadas al cubrimiento de actividades de inteligencia e investigacion para la conservacion y el restablecimiento del Orden Publico y la represion del delito, incluye operaciones y funcionamiento de redes de inteligencia, pagos por informacion, de analistas y material tecnico.

Las operaciones de inteligencia incluyen el alquiler de veh culos, inmuebles, servicios de hoteles y restaurantes, pago de pasajes aereos y terrestres, pago de peajes, telefonos privados, pago de propinas especiales y material tecnico necesarios para desarrollarlas.

Se incluyen los gastos de operacion y funcionamiento de redes de inteligencia, que son aquellas erogaciones que estando definidas en otros conceptos del gasto, no pueden ser efectuadas a traves de los canales administrativos normales en razon a la necesidad que tienen estas dependencias de operar en secreto, as como los gastos de operacion de los departamentos y direcciones de inteligencia del Comando General, Comandos de Fuerza, Direccion General de la Polic a Nacional y Departamento Administrativo de Seguridad.

Tambien podran atenderse gastos de informantes y operativos de inteligencia, tendientes a la represion del contrabando.

APOYO A OPERACIONES MILITARES Y POLICIALES

Son erogaciones destinadas a fortalecer el desarrollo de un operativo o plan militar, policial o de polic a judicial espec fico, que para su eficaz cumplimiento requiere la realizacion de gastos ocasionales de caracter inaplazable, cuya imprescindibilidad debe ser declarada por el Ministro de Defensa Nacional, el Comandante General de las Fuerzas Militares, el Director de la Polic a o Fiscal General de la Nacion, segun el caso.

DEFENSA HACIENDA PUBLICA

Por este rubro se atenderan los costos correspondientes a peritazgos, costos judiciales, transporte para efectuar peritazgos y diligencias judiciales, fotocopias de expedientes necesarias en los procesos e investigaciones, publicaciones acerca de remates programados y deudores morosos emplazados y demas erogaciones a que se refiere el art culo 53 de la Ley 6ª de 1992 y el art culo 696-1 del Estatuto Tributario.

Continuaci n del Decreto "Por el cual se liquida el Presupuesto General de la Naci n para la vigencia fiscal de 2004, se detallan las apropiaciones y se clasifican y definen los gastos".

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CAPACITACION, BIENESTAR SOCIAL Y ESTIMULOS

Erogaciones que tengan por objeto atender las necesidades de capacitacion, bienestar social y est mulos que autoricen las normas legales vigentes.

La Unidad de Salud del Ministerio de Defensa Nacional, podra pagar con cargo a este rubro los gastos de esta naturaleza al personal militar del area asistencial – medicos, odontologos, bacteriologos, enfermeros, auxiliares de enfermer a y psicologos – que estan al servicio del Subsistema de Salud de las Fuerzas Militares.

2.3 IMPUESTOS Y MULTAS

Comprende el impuesto sobre la renta y demas tributos, multas y contribuciones a que esten sujetos los organos.

3. TRANSFERENCIAS CORRIENTES

Son recursos que transfieren los organos a entidades nacionales o internacionales, publicas o privadas, con fundamento en un mandato legal. De igual forma, involucra las apropiaciones destinadas a la prevision y seguridad social, cuando el organo asume directamente la atencion de la misma.

4. GASTOS DE COMERCIALIZACION Y PRODUCCION

Corresponde a aquellos gastos que realizan los organos para adquirir bienes, servicios e insumos que participan directamente en el proceso de produccion o comercializacion.

B- SERVICIO DE LA DEUDA

Los gastos por concepto del servicio de la deuda publica tanto interna como externa tienen por objeto atender el cumplimiento de las obligaciones contractuales correspondientes al pago de capital, los intereses, las comisiones, y los imprevistos originados en operaciones de credito publico que incluyen los gastos necesarios para la consecucion de los creditos externos, realizadas conforme a la ley.

Los rendimientos que devenguen los t tulos de Tesorer a clase A y B se atenderan con cargo al Presupuesto Nacional.

C- INVERSION

Son aquellas erogaciones susceptibles de causar reditos o de ser de algun modo economicamente productivas, o que tengan cuerpo de bienes de utilizacion perdurable, llamados tambien de capital por oposicion a los de funcionamiento, que se hayan destinado por lo comun a extinguirse con su empleo. Asimismo, aquellos gastos destinados a crear infraestructura social.

La caracter stica fundamental de este gasto debe ser que su asignacion permita acrecentar la capacidad de produccion y productividad en el campo de la estructura f sica, economica y social.

Las inversiones que esten financiadas con recursos del credito externo, para poder ejecutarse, deberan tener el recurso incorporado en el Presupuesto, tener aprobacion de la Direccion General de Credito Publico y someterse a los procedimientos de contratacion administrativa.

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ARTICULO 42o. Para el calculo de los aportes que los funcionarios del servicio exterior deban hacer por concepto de prevision social, excepto por los servicios medicos, se tomara como base de liquidacion el sueldo basico, del cargo equivalente en planta interna segun la nomenclatura del Departamento Administrativo de la Funcion Publica, al igual que para el pago de la cuota patronal, de conformidad con los art culos 76 del decreto ley 2016 de 1968 y 12 del decreto 10 de 1992. Los aportes por concepto de servicios medicos de los servidores publicos que deban cumplir sus funciones en el exterior, se efectuaran de conformidad con lo dispuesto en el art culo 3 del decreto 1111 de 1995.

ARTICULO 43o. Los conceptos de gastos no definidos anteriormente que figuren en este presupuesto, solo podran afectarse para los fines propios correspondientes a su denominacion conforme al respectivo organo con fundamento en norma legal.

CAPITULO VIII

DISPOSICIONES VARIAS

ARTICULO 44o. El servidor publico que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nacion, incluidas las transferencias que hace la Nacion a las Entidades Territoriales, esta obligado a efectuar los tramites correspondientes para que se solicite por quien corresponda la constancia sobre la naturaleza de estos recursos a la Direccion General del Presupuesto Publico Nacional del Ministerio de Hacienda y Credito Publico, con el fin de llevar a cabo el desembargo, para lo cual el solicitante debera indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirio las medidas cautelares, y el origen de los recursos que fueron embargados.

ARTICULO 45o. Las sentencias, conciliaciones y cesant as parciales, seran incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el art culo 39 del Estatuto Organico del Presupuesto.

ARTICULO 46o. Los organos a que se refiere el art culo 6 del presente decreto cancelaran los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para cancelarlas, en primera instancia se deberan efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiacion disponibles durante la vigencia fiscal en curso.

Los Establecimientos publicos deberan atender las providencias que se profieran en su contra, en primer lugar con recursos propios.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones se podran cancelar todos los gastos originados en los Tribunales de Arbitramento.

ARTICULO 47o. En virtud de la autonom a consagrada en el articulo 69 de la Constitucion Pol tica, las Universidades Estatales pagaran las sentencias o fallos proferidos en contra de la Nacion con los recursos asignados por parte de esta, en cumplimiento del art culo 86 de la Ley 30 de 1992.

ARTICULO 48o. Las obligaciones por concepto de servicios medico – asistenciales, servicios publicos domiciliarios, gastos de operacion aduanera, comunicaciones, transporte y contribuciones inherentes a la nomina, causados en el ultimo trimestre de 2003, se podran pagar con cargo a las apropiaciones de la vigencia fiscal de 2004.

La prima de vacaciones, la indemnizaci n a las mismas, las cesant as, las pensiones y los impuestos, podr n ser cancelados con cargo al presupuesto vigente cualquiera que sea el a o de su causaci n .

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ARTICULO 49o. Autor zase a la Nacion y sus entidades descentralizadas para efectuar cruces de cuentas entre s o con entidades territoriales y sus descentralizadas, sobre las obligaciones que rec procamente tengan causadas. Para estos efectos se requerira acuerdo previo entre las partes. Estas operaciones deberan reflejarse en el presupuesto, conservando, unicamente, la destinacion para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nacion y sus entidades descentralizadas para con otros organos publicos, se deberan tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier t tulo, que las primeras hayan efectuado a las ultimas en cualquier vigencia fiscal. Si quedare algun saldo en contra de la Nacion esta podra sufragarlo a traves de t tulos de deuda publica, sin que implique operacion presupuestal alguna.

Cuando se combinen las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidacion o privatizacion de organos nacionales de derecho publico, se compensaran las cuentas automaticamente, sin operacion presupuestal alguna.

ARTICULO 50o. La Nacion podra emitir bonos en condiciones de mercado u otros t tulos de deuda publica para pagar las obligaciones financieras a su cargo, causadas o acumuladas a diciembre 31 de 1993, por concepto de pasivo por pensiones y cesant as de las personas beneficiarias del extinto Fondo del Pasivo Prestacional del sector salud, y para sanear los pasivos correspondientes a las cesant as de las Universidades Estatales, a que se refiere el art culo 88 de la Ley 30 de 1992 del personal administrativo y docentes no acogidos al nuevo regimen salarial. Igualmente, se podran emitir los bonos pensionales de que trata la Ley 100 de 1993. La emision de los bonos o t tulos de que trata este art culo, no implica operacion presupuestal alguna y solo deberan presupuestarse para efectos de su redencion. El mismo procedimiento se aplicara a los bonos que se expidan en cumplimiento del art culo 29 de la Ley 344 de 1996.

ARTICULO 51o. El presupuesto inicial correspondiente a la vigencia fiscal de 2004 contiene la reduccion ordenada en el Estatuto Organico del Presupuesto y en la Ley 344 de 1996. En consecuencia para dicho ano se cumple con lo establecido en el mencionado Estatuto.

ARTICULO 52o. El porcentaje de la cesion del Impuesto a las Ventas asignado a las Cajas Departamentales de Prevision y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesant as definitivas y pensiones del personal docente nacionalizado, continuara pagandose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTICULO 53o. La Nacion podra aportar a la Administracion Postal Nacional los recursos necesarios, para garantizar el servicio de franquicia postal previsto por la ley, a los organos que hacen parte del Presupuesto General de la Nacion, as como el servicio de telegraf a prestado por esta de manera directa, o a traves de otras empresas, a la Rama Judicial.

Para el servicio de telegraf a, las entidades part cipes expediran los respectivos paz y salvos con fundamento en el reconocimiento de la deuda que por este concepto realice cada uno de los organos deudores y procederan a realizar los respectivos ajustes contables, sin operacion presupuestal alguna.

ARTICULO 54o. La Fiscal a General de la Nacion, la Polic a Nacional, el Ejercito Nacional, la Armada Nacional, la Fuerza Aerea y el Departamento Administrativo de Seguridad deberan cubrir con cargo a sus respectivos presupuestos los gastos del personal vinculado a dichos organos y que conforman los Grupos de Accion Unificada por la Libertad Personal "Gaula" a que se refiere la Ley 282 de 1996.

ARTICULO 55o. Para la vigencia fiscal de 2004 la Nacion podra asignar recursos para el programa de auxilios para los ancianos indigentes de que tratan el art culo 257 y el inciso primero del art culo 258 de la Ley 100 de 1993.

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ARTICULO 56o. Los aportes patronales al Instituto Colombiano de Bienestar Familiar podran recaudarse a traves de las Cajas de Compensacion, Instituto Colombiano de Bienestar Familiar y/o a traves del Sistema Financiero.

ARTICULO 57o. Los organos de que trata el art culo 6 del presente decreto deberan remitir al Departamento Nacional de Planeacion, antes del 30 de marzo de 2004, el presupuesto de inversion debidamente regionalizado.

Cuando se realicen modificaciones al Presupuesto que afecten la regionalizacion, los diferentes organos deberan remitir esta informacion al Departamento Nacional de Planeacion, dentro del mes siguiente al perfeccionamiento de dicha operacion.

En general, todos los gastos de inversion de los organos a que se refiere el art culo 6° del presente decreto requiere del previo visto bueno del Departamento Nacional de Planeacion, DNP.

ARTICULO 58o. Todos los programas y proyectos en carreteras y aeropuertos que no esten a cargo de la Nacion y que esten financiados con recursos del Fondo de Inversiones para la Paz, FIP, podran ser ejecutados por el Instituto Nacional de V as, la Unidad Administrativa Especial de la Aeronautica Civil, UAEAC, o mediante convenios con las entidades territoriales, segun el caso.

ARTICULO 59o. En desarrollo del art culo 119 del Estatuto Organico del Presupuesto y en cumplimiento de lo previsto en el art culo 18 del Decreto 1140 de 1999 y para garantizar su saneamiento financiero, el Instituto de Planificacion y Promocion de Soluciones Energeticas - IPSE- o quien haga sus veces, podra capitalizar, previa consulta con los representantes legales de las entidades territoriales accionistas, en las Empresas de Servicios Publicos de Energ a los activos de su propiedad que posee en el sistema interconectado y no interconectado Nacional. Una vez capitalizados estos activos, el Instituto podra entregar a la Nacion las acciones en dacion de pago. Todas estas transacciones no requeriran operacion presupuestal alguna.

La Nacion – Ministerio de Minas y Energ a podra financiar en la vigencia fiscal de 2004, hasta por la suma de VEINTE MIL MILLONES DE PESOS ($20.000.000.000), los subsidios para pagos por menores tarifas electricas correspondientes a las zonas no interconectadas, con los recursos de que trata el art culo 82 de la Ley 633 de 2000.

ARTICULO 60o. La Agencia Nacional de Hidrocarburos en desarrollo de lo previsto en el Decreto 1760 de 2003, reflejara en su presupuesto las regal as de que trata el art culo 5 de dicho decreto.

ARTICULO 61o. La ejecucion de los recursos que deban ser girados al Fondo Nacional de Pensiones de las entidades territoriales con cargo al Presupuesto General de la Nacion, se realizara por medio de resolucion expedida por el Ministerio de Hacienda y Credito Publico, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastara para el mismo efecto, que por dicha resolucion se disponga la administracion de los mismos por parte de la Direccion del Tesoro Nacional a traves de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos seran girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podran girar a una cuenta del Fondo, administrada de la misma manera que los demas recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

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Para efectos de realizar la verificacion de las condiciones a las que hace referencia el paragrafo 3° del art culo 2° de la Ley 549 de 1999, el Gobierno determinara las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizara. Mientras se producen las verificaciones, se giraran los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acredito, se podran descontar los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribucion constituya un nuevo acto de ejecucion presupuestal.

ARTICULO 62o. Los proyectos viales de las redes secundaria o terciaria y urbana, y los aeropuertos que no esten a cargo de la Nacion y que hayan sido seleccionados y priorizados en los distintos departamentos durante las Audiencias Publicas celebradas en cumplimiento del articulo 6° de la Ley 812 de 2003 podran ser ejecutados directamente por las entidades especializadas del sector transporte, o mediante convenios con las entidades territoriales. La responsabilidad de la Nacion se limitara a la ejecucion de los proyectos, y dichas redes seguiran a cargo de las entidades territoriales; en ningun caso podra modificar el mantenimiento que actualmente la Nacion adelanta en v as secundarias o terciarias.

ARTICULO 63o. El gobierno nacional podra, prioritariamente, adicionar el gasto de vivienda de interes social, si durante la vigencia fiscal de 2004 se presentan las siguientes condiciones: a) que el monto de las utilidades de 2003 que el Banco de la Republica debe transferir a la Nacion, sea superior al estimado en la presente ley, y b) que el resultado del balance cuasi-fiscal del Banco de la Republica en 2004 sea superior al previsto en el balance del sector publico consolidado que se estima al cierre de 2004. Para tales efectos, el Gobierno Nacional presentara un proyecto de ley para adicionar dichos recursos.

ARTICULO 64o. Los recursos destinados a subsidios de vivienda de interes social urbanos y rurales, se adjudicaran siempre a traves de convocatorias publicas, conforme lo establece la Ley 546 de 1999.

ARTICULO 65o. El Gobierno Nacional, conforme al compromiso adquirido con el Distrito Capital de Bogota, D.C., para la financiacion de la Avenida Longitudinal de Occidente, expedira las vigencias futuras correspondientes que permitan la continuidad de la obra.

ARTICULO 66o. Los jefes de los organos o sus delegados territoriales que conforman el Presupuesto General de la Nacion, atenderan en forma prioritaria el pago de los servicios publicos y los impuestos territoriales. El incumplimiento de la presente disposicion es causal de mala conducta.

ARTICULO 67o. El cumplimiento del art culo 80 de la Ley 812 de 1993, y en caso de no ser posible el cruce de cuentas, el Gobierno Nacional a traves de los Ministerios de Hacienda y Credito Publico y de Educacion Nacional suscribiran con las respectivas entidades territoriales los correspondientes acuerdos de pago para el saneamiento de las deudas que estas ultimas tienen con los docentes y administrativos por concepto de salarios y prestaciones que se financiaban con los recursos del situado fiscal y que estuvieren vigentes a 31 de diciembre de 2001, los cuales se atenderan con cargo al servicio de la deuda.

ARTICULO 68o. Los excedentes del Sistema General de Participaciones para Educacion , se destinaran en su totalidad para programas de Mejoramiento de la Calidad de la Educacion, en los terminos del art culo 88 del Plan Nacional de Desarrollo.

ARTICULO 69o. En el Presupuesto asignado al Instituto Colombiano de Desarrollo Rural, modificase la leyenda de la partida contenida en el literal c), programa 111, subprograma 1101, subproyecto 1, as : ANALISIS, DISENO Y CONSTRUCCION DISTRITO DE ADECUACION DE TIERRAS ARIARI, META, TRIANGULO DEL SUR DEPARTAMENTO DEL TOLIMA. PREVIO CONCEPTO D.N.P.

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ARTICULO 70o. El INCODER o la entidad nacional competente, debera incluir en el contrato para el desarrollo del proyecto Distrito de Riego de Rancher a, mediante los procedimientos legales correspondientes, los recursos que por la venta de las acciones de CARBOCOL deben ser invertidos en el Departamento de La Guajira, de conformidad con el art culo 23 de la ley 226 de 1995, y los recursos que ha entregado y se ha obligado a entregar el Departamento de La Guajira, en virtud del convenio interadministrativo celebrado por el INAT cedido al INCODER, para la financiacion del mencionado proyecto.

Se autoriza a la Nacion, para que, previa la celebracion de conciliacion prejudicial, a traves de la autoridad competente, apruebe las vigencias futuras necesarias para garantizar la ejecucion del proyecto Distrito de Riego de Rancher a, incluyendo los recursos a que se refiere el presente art culo, todo lo cual no implica legalizar hechos cumplidos.

ARTICULO 71o. Con el fin de continuar con la pol tica del Programa de Renovacion de la Administracion Publica, derogase el art culo 14 de la Ley 368 de 1997.

ARTICULO 72o. Las entidades estatales podran constituir mediante patrimonio autonomo los fondos a que se refiere el art culo 107 de la ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararan los bienes del Estado cuando los estudios tecnicos indiquen que es mas conveniente la cobertura de los riesgos con reservas publicas que con seguros comerciales.

Cuando los estudios tecnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relacion costo beneficios del aseguramiento es negativa, o que los recursos para autoproteccion mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podra asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

Esta disposicion sera aplicable a las empresas industriales y comerciales del Estado y a las sociedades de econom a mixta asimiladas a estas.

ARTICULO 73o. Corregir el nombre de la Seccion presupuestal 3604 – Caja de Prevision Social de la Superintendencia Bancaria- Capresub, agregando el texto "En Liquidacion", de conformidad con lo establecido en el Decreto 2398 del 25 de agosto de 2003.

ARTICULO 74o. El Gobierno Nacional adelantara las gestiones conducentes para garantizar la financiacion de los programas de renovacion de cedulas y de realizar el censo nacional de poblacion.

ARTICULO 75o. Los proyectos de mantenimiento vial financiados con recursos provenientes de la sobretasa del ACPM y gasolina, y los proyectos de mantenimiento de v as troncales se ejecutaran previo concepto DNP.

ARTICULO 76o. Modificase el art culo 80 de la ley 633 de 2000, el cual quedara as : "De conformidad con los art culos 64, 65 y 66 de la Constitucion Pol tica, la Nacion asignara un monto suficiente de recursos destinados a cubrir el valor correspondiente al cincuenta por ciento (50%) del costo de la energ a electrica, debidamente comprobado por las electrificadoras de cada region, de lo usuarios de los distritos de riego y de los distritos de riego administrados por el Estado o por las Asociaciones de usuarios debidamente reconocidas por el Ministerio de Agricultura y Desarrollo Rural.

PARAGRAFO 1.- Para el caso de los usuarios de los distritos de riego cuya facturacion sea individual, este beneficio se otorgara solo para aquellos que no posean mas de cincuenta (50) hectareas.

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PARAGRAFO 2.- Para efectos de la clasificacion de los usuarios del servicio de energ a, segun la ley 142 de 1994, la utilizacion de la energ a electrica para riego dirigido a la produccion agropecuaria se clasificara dentro de la clase especial, la cual no pagara contribucion. Ademas con el objeto de comercializar la energ a electrica, los usuarios en los distritos de riego y los distritos de riego, se clasificaran como usuarios no regulados."

ARTICULO 77o. El Gobierno Nacional durante la vigencia fiscal de 2004 presentara al Congreso de la Republica una adicion al presupuesto del Ministerio de Agricultura de un m nimo del 50% de las utilidades del ano 2003 del Banco Agrario S.A., para programas y proyectos de inversion del sector agropecuario y rural.

ARTICULO 78o. Los recursos con destino a las entidades publicas que tengan la obligacion de atender, la infancia y la adolescencia en los ambitos de la educacion, salud, nutricion, la seguridad social para las madres cabeza de familia, el desplaz forzado seran orientados con especial prioridad a la atencion de la infancia y la adolescencia ind gena y afrodecendientes segun lo ordena el compromiso constitucional con la diversidad, la justicia y la solidaridad.

ARTICULO 79o. El presente Decreto se acompana de un anexo que contiene el detalle del gasto para la vigencia fiscal de 2004

ARTICULO 80o. El Presente Decreto rige a partir de la fecha de su publicacion y surte efectos fiscales a partir del 1°. de enero de 2004.

PUBLIQUESE, COMUNIQUESE Y CUMPLASE
Dado en Bogota D.C., a los

ALBERTO CARRASQUILLA BARRERA
Ministro de Hacienda y Credito Publico

4.1.2. /Shirley H.